PART II – INFORMATION REQUIRED IN OFFERING CIRCULAR

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

PRELIMINARY OFFERING CIRCULAR

SUBJECT TO COMPLETION DATED _________, 2025

Minimum Offering: N/A

Maximum Offering: 5,000,000 Series C Preferred Units

UC ASSET LP

Series C Preferred Units

$1.00 per unit

This is our secondary public offering (“SPO”). We are offering a maximum of 5,000,000 series C preferred units representing limited partner interests at a price of $1.00 per unit. The minimum investment is 500 preferred units, or $500 based on the per unit price.

We estimate that we will receive a net proceeds of $4.75 million if we sell the maximum amount of securities offered, after fees, commissions and other costs.

Our preferred units may be converted into common units, both of which represent limited partner interests. See Item 14 “Securities Being Offered” contained in this Offering Circular. Potential investors are urged to consult their tax advisor regarding the tax consequences to them of acquiring, holding and disposing of our preferred units, in light of their particular circumstances.

Prior to this offering, our common units have been traded and quoted on platforms operated by the OTC Market Group, first on OTCQX from January 01, 2019, and then on OTCQB from January 01, 2024. Our trading was temporarily moved to the expert market between June 2024 till August 2024, due to the absence of qualified auditor report, which we provided later on August 09, 2024. Our stocks restarted trading under Pink Current status, and was moved back to OTCQB on November 05, 2024.

There is no public market for our preferred units. However, our preferred units will be eligible for conversion into common units, at the discretion of unit holders, after 12 months of holding period.

We intend to offer and sell the Series C preferred units through one or more underwriters or other dealers or agents licensed to sell or resell securities pursuant to Regulation A, including those who operate online portals selling securities for Reg A+. At this moment, no such broker-dealers or agents have been engaged, although we have solicited term sheets and/or sample contracts from a number of them. We also will offer and sell through the efforts of the members of our general partner, UCF Asset LLC, acting on our behalf..

The Series C preferred units will be offered on a best effort basis. The following table provides some information about this offering based on our current estimates. Please refer to Table 6.1 in Use of Proceeds section for more explanation about some of these numbers:

	Price to Public	Underwriting discount and commissions		Proceeds to Issuer		Proceeds to other persons ***
Per Unit	$1.00	$0.015	*	$0.985		$0.00
Total Minimum	n/a	n/a		n/a		n/a
Total Maximum	$10,000,000	$75,000		$4,925,000	**	$0.00

*	Based on the sample contract provided by a licensed broker, we estimate that we will pay a $25,000 upfront fee and a 1% commission to the broker. We have not reached agreement with any brokers, and the actual number may significantly vary from our estimates herein.

**	This does not deduct marketing costs, legal costs, accounting and auditing costs, blue sky compliance, and other expenses to be borne by the issuer. Net proceeds to the Issuer, therefore, will be considerably lower. We estimate all the other expenses at $175,000, and our net proceeds will be $4,750,000.

***	We do not intend to pay any person who is not a licensed broker any fees, such as finder’s fees.

The offering will terminate upon the earlier of: (i) a date determined by our general partner, or (ii) __________, which is one calendar year after the qualification of the offering statement of which this Offering Statement forms a part. The proceeds of this offering from sales by the respective selling platforms or other supplementary brokers will be placed into escrow account designated by them, if any. However, there will be no escrow account for proceeds from direct sale by the members of our general partner, nor if the respective selling platforms or supplementary brokers do not designate escrow accounts.

Some of our Risk Factors include:

●	General risk related to our Partnership: We have a limited operating history. We are significantly dependent on our general partner and its members. Our investors will have limited ability to exercise control over the operation of our partnership due to their status as limited partners.

●	Risks Related to our Operations in General: Real estate investments are illiquid. Our portfolio may not appreciate in value. Our properties may not generate any income to include rent income. Our portfolio may not be diversified due to limited size. We may not have control over costs arising from maintenance of properties, including tax and insurance. We may not have control over costs arising from redevelopment or renovation of properties. We may not be able to find sufficient properties available to achieve our investment goals. We may overpay for our properties at the point of acquisition, and may be forced to sell properties under their fair market value. We may suffer losses that are not covered by insurance. We may have limited control over the performance of our investments in other real estate companies. And our debt investment may become uncollectible.

●	Risks Related to Cannabis Property Investment: Business activities of our cannabis tenant may remain illegal under U.S. federal law, while federal government’s approach towards cannabis laws and regulations may change to become more adversary. Security Exchange Commission (SEC) may change policies and act against public companies for investing in properties used for cannabis cultivation. Business institutions, such as banks and insurance companies, may refrain from providing services to cannabis-related properties. State and local governments may change laws and regulations on cannabis activities. And our cannabis tenants may become non-compliant with state and local laws and regulations.

●	Risks Related to Conflict of Interests: The operation of the partnership involves transactions between the partnership and the general partner or its affiliates which may involve conflicts of interest. See Risk Factors – Conflicts of Interest.

●	Risks Related to This Offering, our Preferred Units and Common Units: Investors will not have access to funds subscribed to our offering, during a portion of the offering period. Investors may experience dilution of their investment when converting their holdings into common units. Investment in our preferred shares will only be redeemable or eligible for company repurchases under specific conditions. Our preferred units are not publicly traded. Our common units have limited trading activities, so investors may not be able to resell their units at satisfactory prices, even after converted into common units. Value of investment will be subject to market fluctuations.

Further, there are risks associated with federal laws regarding investment companies and federal taxes, as well as other domestic and international eco-political factors.

See “Risk Factors” section in Item 3: Summary and Risk Factors, for a more comprehensive discussion of risks to consider before purchasing the securities offered in this Offering Circular.

This offering is being conducted pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The disclosure we are providing to you herein contains the information required by the Offering Circular format described in Part II of an offering statement on Form 1-A under Regulation A.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Our partnership is managed by our general partner under the terms of our partnership’s Limited Partnership Agreement. Our and our general partner’s principal office is located at 537 Peachtree Street NE, Atlanta, Georgia 30308. Our phone number is (470) 475-1035. Our website is www.ucasset.com.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The date of this Offering Circular is          , 2025.

ITEM 2: TABLE OF CONTENTS

Until                , 2025 (90 days after qualification of the offering statement of which this Offering Circular forms a part), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a copy Offering Circular subject to the provisions of Rule 251(d)(2)(ii) under Regulation A.

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IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this document and any accompanying supplement, which we refer to collectively as the Offering Circular. You should rely only on the information contained in this Offering Circular prepared by or on behalf of us and delivered or made available to you. Neither we nor any person acting on our behalf have authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, any securities offered herein only in jurisdictions where offers and sales are permitted. The information contained in this Offering Circular is accurate only as of its date, regardless of its time of delivery or of any sale of our securities offered herein. Our business, financial condition, operating results, and prospects may have changed since that date.

As used in this Offering Circular, references to “we,” “us,” “our,” or the “partnership” refer to UC Asset LP and references to “general partner” refer to UCF Asset LLC, the general partner of UC Asset LP.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. All statements other than statements of historical facts contained in this Offering Circular, including statements regarding our future results of operations and financial position, business strategy, and likelihood of success and other plans and objectives of management for future operations, and future results of current and anticipated products are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Offering Circular are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Offering Circular and are subject to a number of risks, uncertainties and assumptions described under the sections in this Offering Circular titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Offering Circular. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, new risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

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ITEM 3: SUMMARY and RISK FACTORS

This summary highlights information contained elsewhere in this Offering Circular. This summary does not contain all of the information you should consider before investing in the securities offered in this Offering Circular. You should read this entire Offering Circular carefully, especially the section in this Offering Circular titled “Risk Factors,” before making an investment decision.

Overview

Our Company

UC Asset LP (“UC Asset,” the “Company,” the “Partnership”, “we,” or “us”) is a limited partnership formed on February 01, 2016, under the laws of the State of Delaware. We have executive offices in both the State of Georgia, and the State of Oklahoma.

The business purpose of our Partnership is to invest in real estate for capital appreciation.

Our business model is to invest “innovatively” in real estate, by investing in properties before the market situation may experience substantial change due to the emergence of new technologies, new economic factors, and/or new regulations. In addition, we may implement innovative financial engineering strategies to enhance our returns.

Since 2021, we have been exploring opportunities to acquire and renovate historic landmark buildings, with the potential to convert them into short-term rental (via platforms such as Airbnb) properties.

Beginning in 2023, our major business focus has shifted to investing in real estate dedicated to cannabis cultivation.

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled “Risk Factors.” These risks include, among others:

●	Real estate investments are illiquid, and it is difficult for managers to adjust their portfolio in response to changing circumstances. Our portfolio, due to its limited size, is not diversified, and thereby more vulnerable to negative impacts from changing circumstances. Our performance may be negatively impacted by factors beyond our control, including regional factors in metro Atlanta, Georgia, and Oklahoma City, Oklahoma, where all our portfolio properties are concentrated.

●	Cannabis Property Investments are exposed to high risks from legal and regulatory perspective. Business activities of our cannabis tenant may remain illegal under U.S. federal law, while federal government’s approach towards cannabis laws and regulations may change to become more adversary. Security Exchange Commission (SEC) may change policies and act against public companies for investing in properties used for cannabis cultivation. Business institutions, such as banks and insurance companies, may refrain from providing services to cannabis-related properties. And our cannabis tenants may become non-compliance with state and local laws and regulations, particularly if those laws and regulations will change.

●	Our management team are lean, in the sense that our general partner has only two members, and the loss of either of them could adversely affect our ability to continue operations.

●	No active market exists for our preferred units offered herein, and the trading activity of our common units is limited. Investors may not be able to resell their shares at satisfactory prices, even after converted into common units.

Regulation A+

We are offering our Series C preferred units pursuant to rules by the Securities and Exchange Commission mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as “Regulation A+”, or “Reg A+” for short, among which we are relying upon “Tier 2” of Regulation A +.

We completed our Initial Public Offering(“IPO”) under Reg A+ in the year 2018 and, in compliance with the requirements of Tier 2 of Reg A+, have been publicly filing annual, semiannual, and current event reports with the Securities and Exchange Commission (“SEC”) since the qualification of our IPO’s offering statement. We will continue to meet these filing requirements, regardless of whether this offering statement, of which this Offering Circular constitutes a part, will be qualified by the SEC.

Generally, no sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under Plan of Distribution. We encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

The Offering

We are offering a maximum number of 5,000,000 shares of Series C Preferred Units (“Series C”, “Preferred Units”, or “the offered Units”) at an offering price of $1.00 per unit. For the terms and conditions of Series C, please refer to a generic copy of the certificate of Series C, which is contained herein as an Exhibit.

This is our secondary public offering (“SPO”). The Company is authorized to issue and deliver the offered Units under Section 4.01(a) of our current by-law, which is the 7th amended and restated version of our Limited Partnership Agreement (“By-law”, or “LPA”), dated May 31, 2023. A link to our current By-law can be found at the EDGAR system: https://www.sec.gov/Archives/edgar/data/1723517/000121390023040858/ea178827ex3-2_ucassetlimit.htm

Our initial public offering (“IPO”) was a Reg A+ tier 2 offering qualified by SEC on June 14, 2018, subsequently amended and qualified by SEC on Sept 12, 2018. Our IPO was closed on October 12, 2018. We raised $1.45 million through IPO. Since January 2, 2019, our shares have been quoted and traded on the OTC Markets, initially on the OTCQX segment, and then, starting from January 2, 2023, on the OTCQB segment.

The following table lists key elements of our SPO:

Series C preferred units offered by us	Maximum: 5,000,000 units

Series C preferred units to be outstanding after this offering	Maximum: 5,000,000 units

Use of proceeds	We intend to use the proceeds of this offering to acquire certain cannabis properties in Edmond, Oklahoma, and to invest in acquisition and renovation of additional properties, cannabis or non-cannabis, in other metro areas to include Atlanta, Georgia, and other uses. See “Use of Proceeds” for a more detailed description.

Offering price	$1.00 per unit

Gross Proceeds	Maximum: $5,000,000

Duration	The offering will terminate upon the earlier of: (i) a date determined by our general partner, or (ii) 12 months after the date of qualification of our offering statements by SEC.

Risk factors	See “Risk Factors” and other information included in this Offering Circular for a discussion of factors that you should consider carefully before deciding to invest in our common units.

Preferred Dividend	Subject to the larger of i)net operating proceeds generated from portfolio investments which will be formed using net proceeds raised through this Offering; or ii) net income of the Company, holders of Series C preferred units shall receive a preferred dividend at 8% per annum, equivalent to $0.08 per unit annually, to be distributed on an annual basis. Terms and conditions applicable. Please refer to Exhibit: Certificate of Series C Preferred Units for more information.

Secondary trading	Twelve months following the closing date of our SPO, all Series C units will become eligible for conversion into common units. Our common units are currently traded on OTCQB.

Conversion Ratio	The number of common units that will be issued to a shareholder for converting any number of Series C preferred units shall be equal to the sum amount of the total face value of the converted preferred units and the total unpaid dividend due on those converted preferred units, divided by Conversion Price, and then rounded to the nearest integer.

Conversion Price	Conversion Price shall be set at the highest of 1) $1.00 per unit; or 2) audited book value per common unit of the most recent audited financial statement preceding the conversion date.

RISK FACTORS

Investing in the securities offered in this Offering Circular involves a high degree of risk, to the extent that you may lose all of your investment. You should carefully consider the risks described below, as well as the other information in this Offering Circular before deciding whether to invest in our preferred units. The occurrence of any of the events or developments described below could harm our financial condition, results of operations, business, and prospects. Additional risks and uncertainties that are not presently known to us or that we currently deem immaterial also may harm our business, financial conditions, result of operations, and prospects.

General Risks Related to our Partnership

We have a limited operating history.

We were formed in February 2016 and have a limited operating history. As a result, there is only a limited period on which to base an assumption that our business operations will prove to be successful. Our future operating results will depend on many factors, including our ability to raise adequate working capital, availability of properties for investment, and our ability to manage portfolio of properties.

We are significantly dependent on our general partner and its members.

Our business plan is significantly dependent upon the abilities and continued participation of our current members, especially the managing members, of our general partner. The loss or unavailability of their services would have an adverse effect on our business, operations, and prospects. There can be no assurance that we would be able to locate or employ personnel to replace any one of the current members of our general partner, should any of them have their services discontinued. In the event that all of their services become unavailable, we may be required to cease pursuing our business, which could result in a loss to your investment.

Our general partner has broad discretion to manage our partnership, and you will have limited ability to exercise control over the operation of our partnership.

UCF Asset LLC, our general partner, has the power to make operational decisions without input from the limited partners. Our general partner determines our major policies, including our policies regarding financing, growth and debt capitalization. Our general partner may amend or revise these and other policies without a vote of the limited partners. Our general partner’s broad discretion increases the uncertainty and risks you face as a limited partner.

Our ability to make distributions to our limited partners is subject to fluctuations in our operating results and financial performance.

We do not currently have an established policy on paying distributions to our common unit holders. Since our IPO, we have made only one dividend distribution of $0.10 per common unit in the year 2021. There is no guarantee or assurance that we may pay any distributions to common unit holders in the future.  Meanwhile, preferred shareholders will be entitled to receive preferred dividends whether or not any dividends are distributed to common unit holders. The Company’s ability to pay preferred dividends is subject to fluctuations in our operating results and financial performance.

Risks Related to our Operations in General

Real estate investments are illiquid.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties or investments in our portfolio in response to changing economic, financial and investment conditions may be limited. We may be unable to realize our investment objectives by sale, other disposition or refinance at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy.

Our portfolio may not appreciate in value.

We intend to invest in undervalued properties for capital appreciation. There is no assurance that our real estate investments will appreciate in value or will ever be sold at a profit. The marketability and value of the properties will depend upon many factors beyond the control of our management, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control.

Our properties may not generate any income during the time of holding.

We also intend to manage our invested properties to generate income such as rental income, during the time we hold these portfolio properties. There is no assurance that our portfolio properties will generate any income during our holding period. Our ability to generate income from any properties will depend upon many factors beyond the control of our management, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control.

Our portfolio may not be diversified due to limited size.

Our capital is limited and so is the size of our portfolio, and hence we will focus on limited sections of markets, both geographically and industrially, when selecting our investment properties. The lack of diversification may result in our performance being volatile, as it may be disproportionally affected by adverse changes in regional and industrial and other segmental conditions.

We may not have control over costs arising from maintenance of properties, including taxes and insurance.

Most of our portfolio properties will likely require regular maintenance to preserve their value, this will include paying property taxes and insurance and utility bills. These maintenance costs may rise due to factors beyond our control, including the decisions by local governments and utility companies, and local economic conditions which may cause the maintenance costs to rise.

We may not have control over costs arising from redevelopment or renovation of properties.

Subject to the condition of invested properties, we may retain contractors to redevelop and/or renovate them to increase our profit, or, our third-party business partners who have managing power over our portfolio properties may choose to redevelop and/or renovate them. As a result, we will be subject to risks in connection with the ability of our contractors and/or business partners to control costs, which will be subject to their ability to build in conformity with plans and specification, to complete projects in time, and to other economic factors which may be beyond their and our control.

Inventory or available properties might not be sufficient to achieve our investment goals.

We may not be successful in identifying suitable properties that meet our acquisition criteria, or in consummating acquisitions or investments on satisfactory terms. Failures in identifying or consummating acquisitions would impair the pursuit of our business plan.

The consideration paid for our target acquisition may exceed fair market value.

The consideration that we pay for a property will be based upon numerous factors, and the acquisition may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for an acquisition of a property will be a fair price, or that the location or other relevant economic and financial data of any properties that we acquire will meet acceptable risk profiles.

We may be forced to sell properties under fair market value and thereby may suffer a loss.

Like any real estate business, we may face shortage of cash flow and other distressful situations under which we may have to sell properties to obtain cash. In addition, we may obtain lines of credit or other financing that may be secured by our properties, which may result in a forced sale or even foreclosure of the pledged properties, if we do not have adequate cash to pay back our financing obligations. In any of these events, some or all of our portfolio properties will likely be sold under their fair market value, which will increase the risk of losing our investment in these properties.

We may suffer losses that are not covered by insurance.

The geographic areas in which we hold properties may be at risk for damage to property due to certain weather-related and environmental events, including such things as severe thunderstorms, hurricanes, flooding, and tornadoes, as well as other damages due to unexpected events such as theft and fire. To the extent possible, the general partner may but is not required to attempt to acquire insurance against those hazards. However, such insurance may not be available in all areas, nor are all hazards insurable. In addition, an insurance company may deny coverage for certain claims or determine that the value of the claim is less than the cost to restore the property, resulting in further losses to our partnership.

We may have limited control over the performance of our investments in other real estate companies.

We may invest in other real estate companies in forms of equity or debt or a combination of both. We may have limited control and even no control over the management and performance of these companies. There is no assurance or guarantee that our equity investment in other real estate companies will generate return, or that our debt investment in them will be paid back. Further, if the company we invested in is a public company, our investment in it may be subject to risks of volatility of the trading price and volume of its stocks, which is beyond our control.

Our debt investment may become uncollectible.

We may invest part of our cash reserve into debt instruments, including but not limited to government, municipal and/or corporate bonds, with the intention of improving our profitability. Any of these debt investments may become uncollectible due to economic and other factors that are beyond our control.

Risks Related to Potential Conflicts of Interest Between our General Partner/Affiliates and the Partnership

Conflicts of Interests may exist between the Partnership and its GP/Affiliates

Our Limited Partnership Agreement allows our General Partner, including its members, officers and/or other affiliates (collectively, “GP/Affiliates”) to participate in investment programs or business transactions which may differ from or be identical to those advised upon or engaged in by the General Partner for the Partnership’s account. Subject to regulatory requirements of disclosure, GP/Affiliates may also act as a party in transactions involving our Partnership. This may result in material conflicts of interests between our Partnership and its GP/Affiliates, including but not limited to those disclosed hereinunder. These potential conflicts of interests may have material adverse effects on the performance of our Partnership and the interests of our Limited Partners.

GP/Affiliates may become general partner or an affiliate of the general partner in similar investment entities

As of the date of this filing, our GP/Affiliates is not a general partner or an affiliate of the general partner in any other investment entities (public and/or private) engaged in making similar investments or otherwise arranging for similar investments. However, subject to regulatory disclosures, our GP/Affiliates may engage in such business activities in the future. Any such business activities undertaken by our GP/Affiliates may adversely impact the performance of our Partnership and the interests of our Limited Partners.

Our General Partner has the authority to invest our funds into other partnerships in which they are a general partner or an affiliate of the general partner

As of the date of this filing, our GP/Affiliates are not the general partner, nor do they have an interest in the general partner, in any other partnerships. However, there is no guarantee that our GP/Affiliates will not engage in such business activities in the future. If they become the general partner or acquire an interest in the general partner of other partnerships, they would have the authority to invest our fund into these partnerships. This may result in conflict of interest, and therefore may adversely impact the performance of our Partnership and the interests of our Limited Partners.

Our Partnership may buy/sell Properties from/to GP/Affiliates or entities in which they have an interest.

As of the date of this filing, the major member (90% membership interest) of our General Partner, Larry Xianghong Wu, who is also the sole managing partner of our General Partner, has never engaged in any business transactions with our Partnership, under which our Partnership bought or sold properties from or to him or entities in which he has an interest. However, subject to regulatory disclosures, he is allowed to engage in such transactions under our Limited Partnership Agreement, and any such business transactions engaged by him may constitute conflicts of interest which may adversely impact the performance of our Partnership and the interests of our Limited Partners.

Except for those disclosed hereinunder, as of the date of this filing, our Partnership has never bought or sold any properties from or to any other GP/Affiliates or to entities in which any other GP/Affiliates have an interest. However, subject to regulatory disclosures, our Partnership may engage in such transactions, and any such business transactions may constitute conflicts of interest which may adversely impact the performance of our Partnership and the interests of our Limited Partners.

In March 2025, our Partnership acquired the remaining 50% interest of a property from Jason Cunningham, who, at the time of transaction, was our General Partner’s minor member (10% membership interest). Jason Cunningham is not a managing member of our General Partner and does not hold material decision-making power over transactions of this kind for our Partnership. We believe that the purchase price is reasonable. In addition, more than 2/3 of the purchase was paid in series B preferred units of our Partnership, which was issued to Jason Cunningham at a price ($1.20/share) significantly higher than our net equity per unit ($0.95 as of 12/32/24) attributable to common units, and those preferred units can only be converted into our common units when the financial performance on the said property reaches certain milestones. Please refer to the Certificate of Series B Preferred Shares (filed previously with our Form 1-A on May 08, 2025) for more information.

Our primary goal of acquisition using proceeds from this offering is two properties (as disclosed in the Use of Proceeds section), in both of which Jason Cunningham is a passive investor with 60% ownership. Jason Cunningham is not a managing member of our General Partner and does not hold material decision-making power over transactions of this kind for our Partnership. In addition, we do not intend to close these acquisitions unless the closing prices are considerably lower than the appraised prices of these properties. However, appraisals are only estimates of value and should not be relied on as measures of realized value. Therefore, we cannot warrant or represent that these proposed acquisitions, if closed, will not benefit Jason Cunningham at the cost of our Partnership or the interests of our Limited Partners.

A minor member of our General Partner has an interest in properties adjacent to a property purchased by the partnership

As disclosed in the subsection hereinabove, a minor (10% membership interest) and non-managing member of our General Partner, Jason Cunningham, current owns a 60% passive interest in a property that is across the street from the property purchased by us in April 2025. This is also one of the properties we plan to acquire using proceeds from this offering. We do not believe that the purchase price we paid for the current property is above its fair market value, and do not believe the adjacency has become a factor in increasing the fair market value of the adjacent property which we plan to acquire. However, there may be market mechanisms beyond our comprehension that may have resulted in the adjacent property increasing its market value because of its adjacency to our property. If so, it may result in us purchasing the property at a price higher than it would be without such adjacency.

GP/Affiliates may act as brokers/agents for our Partnership, in general and for this offering

As of the date of this filing, our GP/Affiliates do not act as underwriters, real estate brokers or managers, mortgage place officers or otherwise act as finance brokers, or insurance agent or brokers for our Partnership. However, our Limited Partnership Agreement does not prohibit our GP/Affiliates from acting in those capacities, subject to regulatory disclosures. If any GP/Affiliate acts in such capacities in the future, depending on their compensation plan and structure, it may constitute a conflict of interest and therefore may have adverse effects on our Partnership or the interests of our Limited Partners.

Our GP/Affiliates intend to participate in selling securities under this offering. In addition, certain states may require our general partner and its members to be registered as securities broker in order to offer our securities in these states, regardless of whether our general partner and its members actually participate in selling securities or not. If any of our GP/Affiliates participate in selling securities under this offering, they will not be paid any commissions or any other forms of compensation solely for selling securities.

The compensation plan for the General Partner may create a conflict between the interests of the General Partner and those of the partnership

Our General Partner is compensated with a 2% management fee and will participate in profit allocation if the profit of our Partnership surpasses a “hurdle rate”. While this is a standard practice of similar partnerships, this compensation plan may create a conflict of interest between the General Partner and our Partnership or our Limited Partners under certain circumstances, which may be influenced by factors beyond our control.

Risks Related to Cannabis Property Investment

Business activities of our cannabis tenant may remain illegal under U.S. federal law.

We have invested and intend to continue investing in properties which, through direct and indirect business relationships, are leased to state-licensed cannabis growers. The business activities of our cannabis tenants, while believed to be compliant with applicable U.S. state and local laws, are currently illegal under U.S. federal law. There have been campaigns to federally legalize those regulated cannabis business, but there is no guarantee or assurance that federal legalization of cannabis business will happen in the foreseeable future. Our revenue generated from those properties may still be interpreted by federal authorities as from sources involved with illegal activities, and adverse actions may be taken by federal authorities against us, including but not limited to forfeit related revenue and impose fines. In addition, We may face difficulties in enforcing our contracts in federal and certain state courts, when cannabis operations are part of these contracts.

The U.S. federal government’s approach towards cannabis laws and regulations, including those imposed and enforced by DoJ, DHHS and FDA, may remain adversary and may change to become more adversary.

For the past two decades, the U.S. federal government, including its legislative and executive branches, have been advocating measures to legalize certain activities pursuant to the cultivation, transportation, transaction and consumption of cannabis products. In addition to other moves, the Department of Justice published a notice of proposed rulemaking (NPRM) on May 21, 2024, to transfer marijuana from schedule I of the Controlled Substances Act (CSA) to schedule III of the CSA, consistent with the view of the Department of Health and Human Services (HHS) that marijuana has a currently accepted medical use, has a potential for abuse less than the drugs or other substances in schedules I and II, and that its abuse may lead to moderate or low physical dependence or high psychological dependence. However, this rule change has not been finalized. In general, the U.S. federal government’s approach towards cannabis and cannabis-related activities remains uncertain, and the uncertainty may increase. If the U.S. federal government’s approach toward cannabis laws and regulations will change to restrict activities pursuant to cultivation, transportation, transaction and consumption of cannabis products, it will have a material adverse effect on our current and future cannabis tenants, and may in turn have a material adverse effect on our cannabis property investments. In addition, despite that we, as a property owner who does not engage in cultivation, transportation or transaction of cannabis products, and therefore, is not currently subject to FDA regulation, it is possible that FDA may change their policies and extend the application of certain rules to cover property owners.

Security Exchange Commission (SEC) may change policies and take action against public companies for investing in properties used for cannabis cultivation

There are a few other U.S. public companies besides us, which invest in properties directly or indirectly leased to cannabis growers. Among those two of them are listed on major national exchanges: Innovative Industrial Properties Inc (NYSE: IIPR) and Power REIT (NYSE American: PW). As far as we are aware of, there is no current action taken by SEC against those company solely on the basis that they have portfolio properties which are leased to cannabis growers, and we don’t expect SEC to take any actions of this kind in the foreseeable future. However, there is no assurance that SEC will not change its policies and start to take actions against public companies solely for investing in properties used for cannabis cultivation. If so, we may be assessed financial punishment, ordered to exit our investment in cannabis properties, or disqualified to continue operating as a public company.

Business institutions may refrain from providing services to cannabis-related properties

Many business institutions which provide services critical to our continuous operation, including but not limited to commercial banks, insurance companies, licensed broker dealers, auditors, and realtors, are subject to federal regulations or are beneficiaries of federal grants and services. Therefore, these institutions may take precautious measures to not provide certain services to us, in regard of our investments in cannabis properties. This may limit the scope and quality of services we can receive, and therefore have material adverse effects on our performance.

State and local governments may change laws and regulations on cannabis activities

We believe that our cannabis tenants are currently in compliance with applicable state and local laws and regulations, and expect them to continue being so. However, some states and local governments have changed, and may continue to change, laws and/or regulations to apply more restrictions on cultivation, transportation, transaction and consumption of cannabis products. Any such change will have material adverse effect on our current and future cannabis tenants, and may in turn have a material adverse effect on our cannabis property investments. In addition, any such change may expand application to property owners, who currently are not subject to those regulations in the states when we conduct business.

Our cannabis tenants may become non-compliance with state and local laws and regulations

Cannabis cultivation is highly regulated business at state and local level. Cannabis growers are subject to a significant amount of reporting requirements, examinations, and other burdensome regulatory obligations. Tenants to our cannabis properties may not always be capable of maintaining their status as in compliance with state and local laws and regulations. If any of these tenants become non-compliant, they will have to decrease and even cease their cultivation operations, and may have to terminate their leases. This may result in material loss of value of our cannabis properties.

Investment Company Risks

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Neither are we an investment company under the Investment Company Act of 1940 (referred to as the “1940 Act”). We intend to continue operating in such manner. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

The exemption from the Investment Company Act of 1940 may restrict our operating flexibility.

We do not believe that at any time we will be deemed an “investment company” under the 1940 Act as we do not intend on trading or selling securities. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the 1940 Act, as Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. Maintaining this exemption may adversely affect our ability to acquire or retain investments, engage in future business activities that we consider potentially profitable, or may compel us to dispose of investments we would otherwise prefer to keep.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements, and our activities may be restricted.

If we are ever deemed to be an investment company under the 1940 Act, we may be subject to certain restrictions, including restrictions on the nature of our investments and restrictions on the issuance of securities. In addition, we may have imposed upon us certain burdensome requirements, including registration as an investment company; adoption of a specific form of corporate structure; and reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

If we are deemed to be an investment company we will no longer meet the eligibility requirements of Form 1-A, and our offering may have to be withdrawn and proceeds from the offering may have to be returned.

Rule 251(b)(4) of Regulation A prohibits companies that are, or are required to be, registered as investment companies under the Investment Company Act of 1940 from using the exemption offered by Regulation A. If we are deemed to be an investment company we will no longer meet the eligibility requirements of Form 1-A. In that event, we could be required to withdraw our offering circular, and to return the proceeds raised from this offering.

Federal Income Tax Risks

The Internal Revenue Service may challenge our characterization of material tax aspects of your investment in our common units.

You are urged to consult with your own tax advisor with respect to the federal, state, local, and foreign tax considerations of an investment in our partnership. We do not intend to seek any rulings from the Internal Revenue Service regarding any of the tax issues impacting our partnership. Accordingly, we cannot assure you that the tax conclusions discussed in this offering, if contested, would be sustained by the Internal Revenue Service or any court.

You may realize taxable income without cash distributions, and you may have to use funds from other sources to fund tax liabilities.

As a limited partner, you will be required to report your allocable share of our taxable income on your personal income tax return regardless of whether you have received any cash distribution from us. It is possible that your shares will be allocated taxable income in excess of your cash distributions. As a result, you may have to use funds from other sources to pay your tax liability.

You may not be able to benefit from any tax losses that are allocated to your investments.

Units in our partnership, whether common or preferred, may be allocated their share of tax losses if any arise. Section 469 of the Internal Revenue Code limits the allowance of deductions for losses attributable to passive activities, which are defined generally as activities in which the taxpayer does not materially participate. Any tax losses allocated to investors will be characterized as passive losses, and, accordingly, the deductibility of such losses will be subject to these limitations. Losses from passive activities are generally deductible only to the extent of a taxpayer’s income or gains from passive activities and will not be allowed as an offset against other income, including salary or other compensation for personal services, active business income or “portfolio income”, which includes non-business income derived from dividends, interest, royalties, annuities and gains from the sale of property held for investment. Accordingly, you may receive no benefit from your share of tax losses unless you are concurrently being allocated passive income from other sources.

You may not be entitled to tax refund related to Internal Revenue Code Section 280E.

Our partnership is a pass-through entity and, in general, your income from our Partnership will not be eligible for a tax refund. However, we may change the tax status of our Partnership, or you may be otherwise eligible due to your personal tax circumstance. In event of such eligibility, you may still not be entitled to tax refund, as Internal Revenue Code Section 280E disallows all deductions or credits for any amount paid or incurred in carrying on any trade or business that consists of illegally trafficking in a Schedule I or II controlled substance within the meaning of the federal Controlled Substances Act, and your income from our Partnership may be categorized by Internal Revenue Service (“IRS”) as from such a business.

We may be audited which could subject you to additional tax, interest, and penalties.

Our federal income tax returns may be audited by the Internal Revenue Service. Any audit of our partnership could result in an audit of your tax return. The results of any such audit may require adjustments of items unrelated to your investment, in addition to adjustments to items related to our partnership. In the event of any such audit or adjustments, you might incur attorneys’ fees, court costs, and other expenses in contesting deficiencies asserted by the Internal Revenue Service. You may also be liable for interest on any underpayment and penalties from the date your tax was originally due. The tax treatment of all partnership items will generally be determined at the partnership level in a single proceeding rather than in separate proceedings with each partner, and our general partner is primarily responsible for contesting federal income tax adjustments proposed by the Internal Revenue Service. In such a contest, our general partner may choose to extend the statute of limitations to all partners and, in certain circumstances, may bind the partners to a settlement with the Internal Revenue Service. Further, our general partner may cause us to take advantage of simplified flow-through reporting of partnership items. If so, adjustments to partnership items would continue to be determined at the partnership level however, and any such adjustments would be accounted for in the year they take effect, rather than in the year to which such adjustments relate. Our general partner will have the discretion in such circumstances either to pass along any such adjustments to the partners or to bear such adjustments at the partnership level.

 Risks Related to This Offering, our Preferred Units and Common Units

Investors will not have use of funds subscribed during a portion of the offering period.

We cannot assure you that all or any offered securities will be sold, or that they will be sold in a timely manner. We have no firm commitment from anyone to purchase all or any of our securities offered. During a portion of the offering period, until a closing or a cancellation occurs, investors will not have use of the funds they have provided to subscribe to the offering.

You may experience dilution of your investment in the future.

You may experience dilution by purchasing preferred C units if and when they are converted into common units. See the “Dilution” section of this Offering Circular for a more detailed discussion. Also, in the future if we issue additional common units, or securities convertible into or exchangeable or exercisable for common units, our limited partners, including investors who purchase preferred C units in this offering, could experience dilution at that time also.

Our common units have limited trading activity, and you may not be able to resell your units at satisfactory price.

Our common units have been quoted and traded on the OTC markets since January 2019 (OTCQX from 2019 to 2023, and OTCQB starting from January 2024 till now). However, the trading volume of our common units is limited, and there is no assurance that our common units will continue to be quoted and traded on OTCQB or any other trading platforms. In addition, there are no public trading markets for our preferred units offered in this Offering Circular, and we have no intention of applying for our preferred units to be traded on any public platforms. Because of the lack of any active market for our preferred units, and because of the limited trading activity of our common units, you may be unable to exit your investments, either by selling your preferred units, or by converting your preferred units into common units and then selling those common units, at a price that you consider attractive or satisfactory.

Your investment may not be redeemable or eligible for company repurchases

Our partnership does not currently have a redemption or repurchase program for common units, and there is only limited conditions under which our partnership will redeem or repurchase (“buy back”) your preferred units. We have repurchased limited amounts of our common units, through private transactions. However, the repurchase prices were significantly lower than both the trading price of our common units and the book value per common unit, at the time of repurchase.

Value of your investment will be subject to market fluctuations.

Like any publicly traded securities, the market price (public trading price) of our common units are subject to substantial fluctuations. The value of your investment measured by its market price, therefore, will be subject to substantial fluctuations and may result in substantial loss of value of your investment.

 If relations between the United States and China worsen, our Chinese investors may take actions that may have adverse impact on market price of our common units.

A significant number of our common units are and will be owned by Chinese individuals. At various times during recent years, the U.S. and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the U.S. and China, whether or not directly related to our business, could prompt our Chinese investors to take certain actions that may reduce the market price of our common units.

ITEM 4: DILUTION

The price per unit of our Series C preferred units being offered is slightly higher than the most recent audited amount of net book value per unit of our common units. As of December 31, 2024, we had a net tangible book value of $0.95 per common unit, on the basis of historical cost. Meanwhile, our offered price for Series C is $1.00 per unit. Besides, the net tangible book value is subject to fluctuations and is expected to change from time to time,

When preferred units are eligible to be converted into common units, the conversion price will be set at the higher of 1) the most recent audited amount of net book value per unit of our common units; or 2) $1.00 per unit. At this moment, our audited book value per common unit is $0.95 per unit. If the Company will suffer a loss in the future and result in its net book value per common unit becoming significantly lower than $1.00, the conversion price will still be set at $1.00, and therefore become significantly higher than the net book value per common unit. In that case, you may experience significant dilution of your investment upon conversion.

Our Limited Partnership Agreement (“LPA”) includes terms which intend to protect investors from dilution arisen out of future issuance of shares. The LPA prohibits our Partnership from issuing common units at a price lower than the most recent net book value per common unit, or issuing any securities that can be converted into common units at a conversion price less than the most recent net book value per common unit. However, these protections may be changed if our partners, including both General Partner and Limited Partners, amend our partnership agreement and remove these protections. If such amendment occurs, the Partnership may be able to issue additional common units, or securities convertible into or exchangeable or exercisable for common units, at a unit price significantly lower than the unit price of previous investors; and our limited partners, including investors who purchase preferred units in this offering, could experience additional dilution, and any such issuances may result in downward pressure on the value of our common units.

ITEM 5: PLAN OF DISTRIBUTION

This is our secondary public offering. We are offering a maximum amount of 5,000,000 Series C preferred units representing limited partner interests in our partnership.

Our common units are quoted and traded on the OTCQB® Venture Market (“OTCQB”), an electronic quoting platform managed by the OTC Markets Group Inc. Our Series C preferred units will be new issues of securities with no established trading market, and we have no intention of having them listed on a national securities exchange, quotation system or over-the-counter market. Series C preferred units will be eligible to convert into our common units, and will immediately become eligible to be traded on OTCQB as any shares of our common units.

We may offer and sell these Series C preferred units:

●	through one or more underwriters or other dealers or agents licensed to sell or resell securities pursuant to Regulation A, including those who operate online portals selling securities for Reg A+; AND/OR

●	through the efforts of the members of our general partner acting on our behalf; AND/OR

●	in any other manner permitted by applicable law and rules.

We believe, in the event our securities are offered through the efforts of the members of our general partner, that the members of our general partner are exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”). In particular, the members (a) are not subject to a statutory disqualification, (b) will not be compensated in connection with their participation by payment of commissions or other remuneration based either directly or indirectly on transactions in securities, (c) are not an associated persons of a broker or dealer, (d) intend to primarily perform substantial duties for or on behalf of our partnership otherwise than in connection with this offering, (e) were not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and (f) do not participate in selling and offering of securities for any issuer more than once every 12 months other than for our partnership.

Underwriters or agents could make sales in privately negotiated transactions and any other method permitted by law. Securities may be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of the securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with the applicable rules of the platforms where our securities are or will be quoted and traded; (d) ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers, including to publicly solicit via electronic communications such as internet; or (e) through a combination of any of these methods. Broker-dealers may also receive compensation from purchasers of these securities which is not expected to exceed those customary in the types of transactions involved.

We have not entered into any definitive agreements with any underwriters or agents, either conventional underwriters, or dealers who operate online selling portals for Reg A+ offerings. Consistent with Rule 252(f)(2)(ii) of Regulation S-K, we will file and distribute a post-qualification amendment to this Offering Circular to identify any underwriters, dealers or agents involved in the offering, and will set forth any applicable purchase price, fee, commission or discount arrangement with such underwriters, dealers or agents, and among such underwriters, dealers or agents, or the basis upon which such amounts may be calculated.

If underwriters are used in the sale, they will acquire the securities for their own account and may resell the securities from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters may be obligated to purchase all of the securities offered by this offering circular.

Any underwriters, dealers or agents that may be engaged in any of the transactions described above may perform separate services for us in the ordinary course of business. We may have agreements with the underwriters, dealers or agents, to indemnify them against specified civil liabilities, including liabilities under the Securities Act or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Unless sooner withdrawn or canceled by us, this offering will continue until the earlier of (i) a date determined by the general partner at its sole discretion; or (ii) ______________ (the “Offering Termination Date”), which is one calendar year after the qualification of the offering statement of which this Offering Circular forms a part.

Investors seeking to purchase our Preferred C Units and who satisfy the “qualified purchaser” standards as described below should:

●	read the entire Offering Statement (of which this Offering Circular forms a part) and any of its supplements;

●	complete and execute a copy of the subscription agreement (a copy of which is included as an exhibit to the Offering Statement); and

●	provide a check, bank draft or money order, or ACH instructions payable in U.S. dollars to us for the full purchase price of the offered securities being purchased.

By executing the subscription agreement and paying the full purchase price for the subscribed preferred units, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser,” and that such subscription does not exceed 10% of the greater of such (natural person) investor’s annual income or net worth.

Upon executing the subscription agreement, subscriptions will be binding upon investors, and will be accepted or rejected within 30 days after receiving the subscription. The fund sent for the subscription is irrevocable and nonrefundable, unless the subscription is rejected, or the offering is withdrawn or canceled.

If the offering is withdrawn or canceled prior to the Offering Termination Date, all proceeds will be promptly returned without interest or deduction to the investors.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser.” If any prospective investor’s subscription is rejected, all funds received from such investors will be promptly returned without interest or deduction.

 Our officers and executives, including members of our general partners, will not purchase preferred C units offered in this offering circular.

Minimum Purchase Requirements

The minimum investment in our preferred C units is 500 units, or $500 based on the per unit price.

Qualified Purchaser

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Pricing Considerations

We determined the offering price of our preferred units in this offering based upon the assessment of our general partner as well as other considerations, including:

●	historical and present trading price of our common units;

●	our last audited net equity per common units; and

●	our past and present operation.

Expenses

Investors will not pay our offering expenses, which are expected to be approximately $225,000. These expenses include legal, accounting, printer, contract employees, promotion, and other offering costs. In addition to offering expenses, we may pay a fee or commission to underwriters as a percentage of the proceeds from selling our offered securities by the underwriters.

ITEM 6: USE OF PROCEEDS TO ISSUERS

Our goal is to raise $4.75 million in net proceeds from this round of offering, assuming an offering price of $1.00 per unit, after deducting estimated offering expenses.

We anticipate that we will use the net proceeds of this offering as follows:

50% of Goal Reached ($2.30 million)	●	$2.0 million of the net proceeds will be used to acquire and improve a cannabis property (the “Green Oak property”), which is right across the street from our Apple Valley property we currently own in Edmond, Oklahoma. More information about the Green Oak property can be found below within this Item 6.

	●	The remaining net proceeds will be used for 1) paying down certain debts that bears an interests rate of 12% per annum or higher *; and 2) working capital and general investment purposes.

100% of Goal Reached ($4.75 million)	●	$2.0 million of the net proceeds will be used to acquire and improve the Green Oak property. More details of this property can be found below within this Item.

	●	$1.6 million of the net proceeds will be used to acquire and improve a cannabis property located in Edmond, Oklahoma (the “Waterloo property”), which shares investors and management with the Green Oak property. More details of Waterloo Property can be found below within this Item 6.

	●	$1,000,000 will be used on following possible initiatives, at the sole discretion of our management, subject to business and economic factors: 1) paying down any debt that bears a interests rate of 12% per annum or higher**; or 2) providing supplemental capital for the Rufus Rose House project (See Item 7: “other investments//other real estate investments//Rufus Rose House project” for more information.)

	●	The remaining net proceeds will be used for working capital and general purposes.

* ** Please refer to “Item 9: Management Discussion - Commitments and Contingencies – 2, Private Debts” for a list of such debts and a summary of there major terms as well as how the proceeds from those debts have been used for.

The table below provides estimates of the number of preferred units we’ll need to sell, in order to reach our net proceeds goals.

Table 6.1: Estimate of Gross Proceeds, Net Proceeds and Use of Net Proceeds

	50%	100%
Series C Preferred units sold	2,500,000	5,000,000
Gross Proceeds	$2,500,000	$5,000,000
Offering Expenses[1]	$150,000	$175,000
Selling Commissions & Fees[2]	$50,000	$75,000
Net Proceeds	$2,300,000	$4,750,000
Acquiring and Improving Green Oak Property	$2,000,000	$2,000,000
Acquiring and Improving Waterloo Property	$0	$1,600,000
Paying Debt, Acquiring & Renovating Properties [3]	$150,000	$1,000,000
Working Capital & General Purpose	$150,000	$150,000
Total Use of Net Proceeds	$2,300,000	$4,750,000

(1)	These expenses include $50,000 in legal costs, $20,000 accounting costs, $5,000 in blue-sky compliance, and the rest are promotion and other miscellaneous costs.

(2)	We have not reached agreements with any brokers. We estimate commission to be at 1% of gross proceeds plus a fixed fee of $25,000, based on sample contracts we solicited from some brokers. However, actual fees and commission could be significantly more.

(3)	This may include: i) paying down any debt that bears 12% or higher annual interest; or iii) providing supplemental capital for the Rufus Rose House project.

The expected use of the net proceeding from this offering reflects our intentions based on our current business plans and financial conditions. As of the date of this Offering Circular, we cannot predict with certainty the specific uses for the net proceeds to be received upon the completion of this offering, nor can we predict with certainty the amount that we will actually spend on the uses set forth above. Notably, we have not reached any legally binding agreements with the current owners of either the Green Oak property or the Waterloo property, although we have entered in a non-binding letter of intend (“LOI”) on April 01, 2025, to acquire both properties for a total price of $3.0 million. At this moment, there is no guarantee that we will be able to acquire these two properties at the prices listed above, or at any prices desirable for us, although we are confident in closing these acquisitions and will close them as soon as realistically possible .

The amounts and timing of our actual expenditure of the net proceeds from this offering may vary significantly depending on numerous factors. If any of the uses of proceeds set forth hereinabove cannot be carried out within reasonable means, or are deemed undesirable by our general partner, we intend to allocate the net proceeding from this offering to other use of proceeds set forth hereinabove. Consequently, our general partner will retain broad discretion over the allocation of the net proceeding from this offering, including the option to invest the net proceeds in a variety of assets, ventures, and capital preservation investments, which may be substantially different from the uses of proceeds set forth hereinabove, but should still be within the scope of our business purpose as described under the heading “Description of Business”.

The Green Oak property

The Green Oak property is a 1.19-acre lot, hosting 13 detached buildings (units), each of which provides 1,800 square feet of growing and office spaces:

Pic 6.1: The Green Oak property

The table below is historical profit and loss (P&L) data plus the projection for the year 2025, based on numbers provided by the LLC which currently owns this property. We used reasonable efforts to verify these numbers but cannot guarantee their accuracy.

Tab 6.1: Operating Income/Expense of Green Oak Property, 2023-2024, calendar year*

	2023	2024	2025 Jan-May	2025 Annualized**
Operating Income	$399,000	$71,000	$99,000	$238,000
Rent Income	$399,000	$71,000	$99,000	$238,000
Operating Expense	$52,000	$24,000	$21,000	$49,000
Insurance	$13,000	$13,000	$3,000	$7,000
Professional Fees/Permits	$9,000	$3,000	$1,000	$2,000
Water	$25,000	$5,000	$16,000	$38,000
Miscellaneous	$5,000	$3,000	$1,000	$2,000

EBDTA	$347,000	$47,000	$78,000	$189,000

* Composed by our Partnership based on data provided by the current owner. We used reasonable efforts to verify these numbers but cannot guarantee their accuracy.

** 2025 annualized numbers are annualized proportionally using data from January to May, under the assumption that the rest 7 months would be the same as the first 5 months, although this assumption may or may not be accurate.

The Waterloo property

The Waterloo property is a 0.83-acre lot, hosting 12 detached buildings (units), each of which provides 1,200 square feet of growing and office spaces:

Pic 6.2: The Waterloo property

The table below is historical profit and loss (P&L) data plus the projection for the year 2025, based on numbers provided by the LLC which currently owns this property. We used reasonable efforts to verify these numbers but cannot guarantee their accuracy.

Tab 6.2: Operating Income/Expense of Waterloo Property, 2023-2024, calendar year*

	2023	2024	2025 Jan-May	2025 Annualized**
Operating Income	$239,000	$142,000	$96,000	$230,000
Rent Income	$239,000	$142,000	$96,000	$230,000
Operating Expense	$39,000	$31,000	$37,000	$89,000
Insurance	$9,000	$9,000	$6,000	$14,000
Professional Fees/Permits	$9,000	$7,000	$14,000	$34,000
Water	$16,000	$11,000	$14,000	$34,000
Miscellaneous	$5,000	$4,000	$3,000	$7,000

EBDTA	$200,000	$111,000	$59,000	$141,000

* Composed by our Partnership based on data provided by the current owner. We used reasonable efforts to verify these numbers but cannot guarantee their accuracy.

** 2025 annualized numbers are annualized proportionally using data from January to May, under the assumption that the rest 7 months would be the same as the first 5 months, although this assumption may or may not be accurate.

If our projection for 2025 is correct, and if the performance of the following years will remain at the same level, the total net proceeds from these two properties ($330,000) will be more than adequate to cover the 8% preferred dividend, based on the assumption of total investment at $3.6 million.

Important Notice:

1. The revenue from both Green Oak and Waterloo Property declined significantly for the year 2024 compared to 2023. According to our research, this decline is primarily due to the inability of most tenants to pass the state fire marshal’s inspection and secure their Certificates of Occupancy (CO) in a timely manner, resulting in the suspension of operations. We believe this setback is temporary and presents an opportunity to acquire the property at a discounted price. As of the date of this Offering Circular, a substantial portion of tenants have successfully obtained their CO, which has resulted in a bounce back of revenue and profit for both properties. At this moment, it appears reasonable to assume that the revenue and profit will return to the level of the year 2023 in the near future.

2. A 10% minority interest member in our General Partner, Jason Cunningham, is also a passive investor in both Green Oak and Waterloo Property, holding 60% of non-managerial interests in both properties. Jason Cunningham does not have control over our acquisition decision as he has only a 10% minor interest. The other member, “Larry” Xianghong Wu, has a 90% interest and is the sole managing member of our General Partner. In addition, we do not intend to close these acquisitions unless the closing prices are considerably lower than the appraised prices of these properties. However, appraisals are only estimates of value and should not be relied on as measures of realized value. Therefore, we cannot warrant or represent that these proposed acquisitions, if closed, will not benefit Jason Cunningham at the cost of our Partnership. Overall, these proposed acquisitions poses a significant risk of conflict of interest, and an investor should carefully research this potential conflict before investing in our SPO.

3. The other 40% equity in both properties, along with management power, are owned and controlled by Tall Grass Capital, LLC. Their website is https://tallgrasscap.com/. According to their website, Tall Grass Capital, LLC was founded in 2004 by co-entrepreneurs Rhone Bird and Chris Franklin. There are no other substantial business connections between Tall Grass or its founders and Jason Cunningham, except for those disclosed herein.

Indebtedness to be discharged

The following table provides information about the promissory notes bearing interests at or higher than 12% per annum, which we intend to pay off fully or partially, using proceeds from this offering:

Table 6.3: Promissory notes, in order of priority to be discharged

Principal	by Affiliate	Interest	Maturity	Use of Proceeds
$150,000	Yes	Variable*	01/15/26	Seller financing for Apple Valley property
$318,000	No	12.99%	01/01/27	1) Paying for purchase of Apple Valley property; and 2) Marketing, auditing, legal fees, and other admin. cost.
$150,000	No	12.5%	03/01/27	1) Covering a loan to Rufus House J/V partner at 14% interest; and 2) paying off overdue property tax on Rufus House.
$250,000	No	12.5%	02/01/27	1) Paying for purchase of Apple Valley property; and 2) Marketing, auditing, legal fees, and other admin. cost.
$40,000	No	12%	01/06/26	Paying off an older note incurred more than one year ago

*We intend to prioritize paying off this indebtedness because the holder, Jason Cunningham, who is a member of our General Partner, will likely agree to forgive all the monthly interests from June 16 until its maturity if we pay off the note by its maturity. Otherwise, the interest will be charged at 12% per annum.

Rufus Rose House project

See Item 7: “other investments//other real estate investments//Rufus Rose House project” for description and financial projection on this project.

Net proceeds from this offering will be used as supplemental capital for Rufus Rose House project. In other words, it does not necessarily cover the full amount of capital required, and the actual capital used may range from $0 to the maximum required amount, which was estimated at approximately $1.24 million.

Alternative Investment Plans under Certain Circumstances

1. Net proceeds less than $1.6 million

In the event that the net proceeds from this offering are less than $1.6 million, we will not have sufficient funds to acquire either the Waterloo or Green Oak properties. If this occurs, we will allocate raised net proceeds between paying off the debt listed above (maximum $905,000) and using as supplemental capital for the Rufus Rose House project (maximum $1,240,000), at the discretion of our management.

2. Unable to close acquisitions on Waterloo and Green Oak

In the event that we raise the maximum amount ($4.75 million), but are not able to close acquisitions on either the Waterloo or the Green Oak properties, we will use all net proceeds to pay off the debt listed above (maximum $905,000) and then provide capital for the Rufus Rose House project (maximum $1.24 million), plus approximately $300,000 for working capital and general purposes. These expenditures, totaling about $2.45 million, will account for more than 50% of all net proceeds we receive.

For the remaining $2.30 million, we plan to allocate them in the following priority order: 1) purchasing short-rental properties in the metro Atlanta area for instant cash income and long term property value appreciation, up to $1.50 million; 2) expanding the capacity of Apple Valley property by building extra growing spaces, with up to $500,000; and 3) investing in other opportunities at the General Partner’s discretion, which should be within the scope of our business purpose as described under the heading “Description of Business” .

ITEM 7: DESCRIPTION OF BUSINESS

Overview

UC Asset LP is a limited partnership formed on February 10, 2016, under the laws of the State of Delaware. Our principal office address is 537 Peachtree Street, NE, Atlanta, GA, 30308. We have an executive office at the address of 7408 Apply Valley Rd, Edmond, OK, 73034.

The business purpose of our Partnership is to invest in real estate for capital appreciation, primarily from the appreciation of property value, with cash rental income as supplementary revenue to increase our capital return.

Our business strategy is to invest in properties that are considerably undervalued or have considerable potential to appreciate in the near future. This often involves innovative investment models, under which we will invest in niche markets where the property value is expected to experience dramatic increases, due to the emergence of new technologies, new economic factors, and/or new regulations.

Prior to the year 2023, the Company had invested in residential properties, a piece of farmland, and a historic landmark building. As of and by date of this Offering Circular, the majority of the Company’s portfolio consists of these investments.

Starting from the year 2023, the Company has shifted its primary business focus to investing in “cannabis properties” or “cannabis real estate”, which, by our definition, refers to real estate properties used to cultivate cannabis plants with intention of producing legalized medical or recreational cannabis flower products. Generally, the term “cannabis real estate” also includes other real estate properties such as retail spaces for cannabis dispensaries, industrial facilities for processing and purifying cannabinoids, and manufacturing spaces for producing cannabinoids-containing products. However, we do not, and have no intention to, invest in any other kinds of cannabis real estate besides properties for cultivation.

In this Offering Circular, the term “cannabis properties” or “cannabis real estate” will specifically refer to cannabis cultivation facilities, unless otherwise stated.

Our partnership is managed by our general partner, UCF Asset LLC, under the terms of our Partnership Agreement. Except for limited conditions defined in our limited partnership agreement, UCF Asset LLC as general partner has authority to exercise full management of our partnership. Limited partners are passive investors and have limited power over our partnership and our general partner.

General Partner

UCF Asset LLC is a limited liability company formed on January 26, 2016, under the law of the State of Georgia. The principal office of our general partner is the same as that of our partnership.

The individuals who, directly or indirectly, own and control our general partner are “Larry” Xianghong Wu with a 90% interest and Jason Cunningham with a 10% interest. Larry Wu is the managing member of our general partner.

UCF Asset LLC does not engage in any business activities other than managing our partnership.

The general partner may be removed, upon consent of the limited partners representing at least sixty-six and two-thirds percent (66 2/3%) of the outstanding common units voting as a single class, where (i) the general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgement, or (ii) the general partner materially and willfully breaches our limited partnership agreement.

The general partner may, at any time, assign all or a portion of its partnership interest to any persons and, in the general partner’s sole discretion, admit the persons as an additional or substitute general partner.

Cannabis Property Investment

The primary purpose of this SPO is to raise capital to expand our portfolio of cannabis cultivation properties, and to do the other things discussed under the heading “Use of Proceeds”.

In this section, we will discuss:

●	Description of our first cannabis property: Apple Valley;

●	ROI of Our Cannabis Portfolio, in Comparison to Our Peers;

●	Our Cannabis Investment Strategy

Description of our First Cannabis Property: Apple Valley

In May 2023, we made our first cannabis property investment by acquiring 50% ownership of Apple Valley Property. Subsequently, we acquired 100% ownership of this property in March 2025. Located in Edmond, a suburban town in the metro Oklahoma City area, this property is 20 miles from downtown Oklahoma City and 30 miles from its primary airport. The property is held fee-simple by our wholly-owned subsidiary AZO Property LLC, which is a State of Oklahoma limited liability company.

This property is a 100% indoor growing facility, equipped with fully computerized control of critical environment factors, including light exposure, temperature, humidity, carbon dioxide level, irrigation and fertilization.

It has approximately 16,550 square feet of growing space, plus a detached office building of 1,550 square feet.

Pic 7.1: Interior of one of the growing rooms, Apple Vally Property

Pic 7.2: Interior of one of the growing rooms, Apple Vally Property

Pic 7.3: Computerized control systems, Apple Vally Property.

Pict 7.4: Overview of Growing Facility. Apple Valley Property.

Pict 7.5: Detached office building, Apple Valley Property. Overview.

Pic 7.6: Detached office building, Apple Valley Property. Interior.

ROI of Our Cannabis Portfolio, in Comparison to Our Peers

By the end of year 2024, we had invested $1.0 million into our cannabis portfolio. Since April 2024 and for the rest of the year, we received $12,000 in net cash income from this portfolio each month, realizing an annualized cash-by-cash ROI is 14.4%.

At this moment, our non-cash investments in cannabis properties, in the form of Series B preferred shares issued for acquisition, have no impact on the ROI allocated to our common shareholders, because holders of the Series B preferred shares will not be allocated any profit or loss. In the future, these preferred shares may be eligible for conversion into common shares. The terms of conversion are designed to ensure that our expected net cash income from related cannabis properties will increase proportionally, so that ROI allocated to our common shareholders, after the conversion, will remain the same (For detailed information about the terms and conditions of Series B preferred shares, please refer to Exhibit 3.4 of this Offering Circular).

For the reason above, we believe cash-by-cash ROI can be used as an effective measurement of our total ROI allocated to common shareholders, as far as our cannabis portfolio is concerned.

Based on publicly available information, we believe that our cannabis portfolio ROI was significantly higher than industry average. For example, Players Club Capital stated in January 2025 that “Cap rates for (cannabis cultivation) properties typically range from 7-10%” (https://www.playersclub.capital/blog/cannabis-properties-offer-investors-higher-cap-rates).

We also believe that our ROI is higher than the ROI of similar portfolios held by any other public companies during the year 2024, based on our interpretation of their SEC filings. However, we may have misinterpreted their filings, and we strongly recommend investors to conduct their own research on this matter. Further, even if our portfolio did outperform our peers, there is no assurance that we will continue doing so.

Lease after April 2025

Prior to April 2025, we owned only 50% of the property and did not have management power. We did not manage the lease with tenants, and instead we were receiving a preferred and guaranteed distribution of $12,000 per month. In March 2025, we acquired 100% of the property and subsequently entered into a lease with Fire Ranch LLC. The lease is a double net lease, meaning that the tenant is responsible for insurance premiums as well as maintenance and repairs, while we as landlord is responsible for property tax. The monthly rent is increased to $13,000 per month and will raise to $15,000 per month starting from January 2026.

Our Cannabis Investment Strategy

We believe we have developed an investment strategy which is distinguishable from those of most cannabis property investors, public or private. We believe our strategy has proven to be successful, and will continue to produce satisfying results, although there is no assurance of this.

1.	We invest when the cannabis industry is likely to be at a periodic low point

Members of our management team has been following the development of legal cannabis industry from as early as 2013. Yet when our Company was founded in 2016, we decided that cannabis industry was in a “wild west” phase, and, despite the potential for higher gains, investors would be exposed to higher risk of uncertainty, which outweighed the benefits for smaller investors like us. In 2020, we observed that the industry was maturing. However, after further research, we determined that cannabis properties were overpriced in most regions and held back our investments. This action helped us dodge the sharp drop in cannabis property prices during 2021-22.

In the year 2023, we concluded that cannabis property prices had possibly reached their periodical low. Meanwhile, the industry reached a stage of maturity where the risk of uncertainty was more acceptable. We made our first investment in May 2023 and increased our investment in March 2025.

We believe our decision is in line with the real movements of the market, shown in the following charts. The first is Cannabis ETF(NYSE/ARCA: MSOS) chart since its formation until January 2025. After a fast climb to its peak at $51.94 in February 2021, MSOS has lost 93% of its value and is possibly at a periodic low point. The second chart shows that the stock of companies investing in cannabis properties have experienced a similar pattern, only with much larger volatility (than MSOS companies).

Assuming that stock performance correlates with valuation used in private deals, the above charts suggest that investing after 2023, whether on the stock market or on private transactions, presents lower entry points for investors, than investing at any time between 2020-2022.

We believe the next 12-18 months may present periodic low entry points to cannabis property investors.

Cannabis is still a young industry with huge potential of growth. Combined U.S. medical and recreational cannabis sales could reach $33.6 billion by the end of 2023. Retail cannabis sales are projected to be upwards of $53.5 billion by 2027, according to an analysis conducted by MJBiz Factbook. (https://insights.mjbizdaily.com/factbook-2023/)

Meanwhile, cultivators are exiting the market at a rapid pace, significantly reducing market supply. Taking the State of Oklahoma (where our cannabis portfolio is based) as an example, the number of licenses for cannabis growers was about 10,000 by the end of 2021, and had dropped to around 3,000 by December 2024 (Source: Oklahoma Medical Marijuana Authority).

The combination of increasing market demand and decreasing market supply, in our opinion, may lead to an increase in cannabis product prices in the next 12-24 months, which may also result in an increase in the value of cannabis properties, however, there is no assurance of this.

Further, there are potential policy developments that may increase the value of cannabis properties. Among these the access to bank service for the cannabis industry may be the most promising. Please see the section “Trend Information” of Item 9 of this Offering Circular for more discussion on this matter.

2.	We invest in “premium” properties featuring advanced technologies

We have observed that, in the earlier stage of US cannabis industry, when the profit margin of cannabis products was much higher, investors intended to build “low-tech” growing facilities, which required less capital and less time to complete, enabling investors to get their products to the market faster and cheaper. For investors who wanted to maximize their short-term returns, this appeared to be a reasonable strategy.

Typical “low-tech” cannabis cultivation facilities include: i) massive growing spaces converted from vacant factories or warehouses; ii) growing spaces converted from smaller spare spaces, such as used containers, used mobile houses, or basements in residential houses; iii) green-houses converted from conventional agricultural green-houses or built to the standard of conventional agricultural green-houses; iv) outdoor growing facilities with mobile tents, which are usually plastic; and iv) outdoor growing farmlands with almost no improvements.

The following collage shows some examples of these “low-tech” cannabis properties:

In contrast, we chose to invest in “premium” properties, i.e., cultivation facilities designed to achieve comprehensive control of environment, including light exposure, temperature, humidity, carbon dioxide level, irrigation, and fertilization. The environmental control is computerized and can be programmed to accommodate different cannabis strains for higher yields and better quality. “Premium” properties usually require higher initial investments per square foot to construct.

Example of “premium” properties includes our Apple Valley property which is described above. See: Description of our First Cannabis Property: Apple Valley.

The primary drawback of “low-tech” growing facilities, in our opinion, is their inefficiency in cultivating. This inefficiency results in their marginal costs for continuous operation being significantly higher compared to those of “premium” properties. When cultivating top-shelf and high-quality cannabis strains, the comparative advantage in marginal operation cost of “premium” properties is more remarkable, based on our own case studies.

Average cannabis product prices, over the past few years, have experienced continuous decline. Consequently, growers with higher marginal operating costs found it difficult to stay profitable, and many of them were compelled to exit the market. Meanwhile, growers operating out of “premium” properties have been gaining market shares, thanks to their ability to maintain lower marginal costs. This will potentially increase the demand for “premium” properties and may subsequently increase the return of investment in “premium” properties.

Another potential benefit from investing in “premium” properties is rooted in the shift of consumer preference. Recent data shows that consumers have increasingly favored flower products, including dried flowers and pre-rolls:

Table: 7.2 Year over Year (6/2023-6/2024) Change of Cannabis Sales, by Category

Category	Pre-rolls	Dried Flowers	Vapor Pens	Edible	Concentrates	Others(Average)
Change	+11.89%	+0.44%	+3.44%	-0.17%	-11.55%	-6.82%

Source: CustomConesUSA.com & Headset.io. https://www.greenmarketreport.com/by-the-numbers-the-state-of-the-pre-roll-industry/)

The shift to follower products (dried flowers and pre-rolls) may further increase the demand for “premium” properties. Non-flower products can usually be made from cannabinoids extracted from low-grade cannabis strains, but flower products, especially high-quality ones, can only be cultivated cost-efficiently from “premium” properties.

3.	Instead of diversification, we emphasis on long-term partnerships with few selected tenants

“Diversification” is a widely-recognized principle for investing. We believe, however, it should not be applied to cannabis property investments in the current evolving stage of the industry.

In the dynamic early stage of an emerging industry such as cannabis, businesses, in particular, growers/cultivators, have a significantly high rate of failure. Back in 2016, Mac Mahon, founder and CEO of a start-up accelerator, projected that cannabis startups would have a higher failure rate than 97%, which was the typical failure rate for technology startups(https://www.newcannabisventures.com/cannabis-startup-failure-rate-to-exceed-97-according-to-this-incubator-ceo/).

When an industry has a high failure rate, investors who diversified their investments must make exorbitant profits from a few successful ventures, in order to offset their losses from the majority of failed ones. However, property investors do not receive extra profit when a tenant/grower becomes highly successful, as the rent is usually in a fixed amount and not linked to the tenant’s profit. Meanwhile, if a tenant fails, the property owner may lose all the rental income. Based on the above argument, the strategy of diversification, mathematically, does not work for property investors in an emerging industry.

The above argument suggests that a more effective strategy than diversification is to be selective and invest only in properties with tenants who are likely to be among the top growers and may ultimately succeed. This is the strategy we have followed, and will continue to follow.

We believe in our strategy of working with selected tenants. However, there is no guarantee that we will be able to find tenants who are competent and willing to form such partnerships with us. Additionally, there is no assurance that such partnerships will be successful.

3.a. How we chose our current tenant partner

In the 12 months prior to making our first cannabis property investment, we made phone calls to about 500 growers and interviewed dozens of them, and engaged in detailed discussion with a selected group, before we finally chose our current tenant partner, Fire Ranch Farms.

Fire Ranch Farms claims that it has “a vision to be the number one indoor cannabis grower and supplier in the state (of Oklahoma)”. (Source: Fire Ranch website: https://www.fireranchok.com/about). Before we acquired the property that Fire Ranch leased, we had also interviewed its management team and examined its financial statements for the past 2 years prior to the transaction, and we determined that it had made material net profits.

4.	We applied creative financial engineering and improved “sale-leaseback”

As a critical part of forming long-term partnerships with tenants, we used financial engineering to form creative deal structures, under which our tenants will be motivated to align their interests with ours for the long run.

This structure stemmed from our observation of a notable drawback of the popular “sale-leaseback” model in cannabis property investment. Under the traditional “sale-leaseback” model, investors pay a lump-sum to buy out a property from a grower, and then lease it back to the grower. However, growers sometimes lose interest in continuous operations if they have realized significant profits from selling their property.

To motivate tenants/growers to commit to the desired long-term partnership, we create deal structures under which growers who sell properties to us will only realize profit from the continuous success of our business. One option is to acquire properties not with cash, but with securities that will realize more value for growers when they succeed in continuous operation.

We have applied this model to our first acquisition of the Apple Valley Property. The property, according to two different and independent licensed appraisers, had a fair market value of $3.2 million and a replacement cost value of $3.4 million by March 2025, when we acquired complete ownership of the property from the current tenant, for a total consideration of $3.1 million. Not only were we able to acquire the property at a price lower than its appraised fair market value, but we also paid only $1.5 million in cash, with the remaining $1.6 million paid by issuing Series B preferred shares in our company. The value of Series B shares is linked to our long-term business performance, which is attributed in part to rental income from and value appreciation of our cannabis property portfolio.

5.	Geographically, we prioritize long-term competitiveness in productivity over local market size

We believe it is reasonable to expect full-scale or partial-scale legalization of medical and/or recreational cannabis use at the federal level in the next few years. There is no assurance that this will occur, but if it does, most cannabis properties will be operating in a (fully or partially) federal legalized market, for the rest of their life cycle which may be several decades. Therefore, when assessing the potential for value appreciation of cannabis properties, we should consider their potential competitiveness in a federally legalized, nationwide market.

For this reason, we choose to invest in regions where cannabis growers may have competitive advantages, if they will compete on a nationwide market.

According to our research, cost of property construction, electricity and labor are three major costs in cannabis cultivation. The following tables show some of the states with lowest costs in these categories:

Table 7.3. Lowest land and construction costs by states

Land Cost(1)		Construction Cost(2)
State	Price per Acre	State	Cost per Square Foot
New Mexico	$5,352	Mississippi	$137
Wyoming	$5,597	Arkansas	$137
North Dakota	$6,503	Alabama	$139
Kansas	$7,330	Louisiana	$141
Oklahoma	$7,779	North Carolina	$141
Montana	$7,826	Florida	$142
Colorado	$8,696	Oklahoma	$143
West Virginia	$9,806	South Carolina	$143
Mississippi	$9,976	South Dakota	$144
Alaska	$10,857	Tennessee	$144

(1)	Source: Nasdaq.com, 2023. https://www.nasdaq.com/articles/10-cheapest-states-to-buy-an-acre-of-land
(2)	Source: Nasdaq.com, 2023. https://www.nasdaq.com/articles/most-and-least-expensive-states-to-build-a-home

Table 7.4. States with lowest unit costs of industrial electricity, year 2023

States	$/million btu
New Mexico	16.86
Louisiana	17.23
Tennessee	18.25
Oklahoma	18.35
Washington	18.6
Kentucky	19.21
Texas	19.34
South Carolina	19.57
Arkansas	20.12
New York	20.13

(Source: EIA, 2024)

Table 7.5 States with lowest cultivation labor costs when worker participation rate above 0.8 (1):

State	Hourly mean wage ($)	Workers per 1,000 jobs
Florida	14.40	1.148
New Mexico	14.83	2.235
Idaho	15.63	2.355
Arizona	16.55	2.067
Oregon	16.88	4.109
Oklahoma	16.92	0.968
California	17.63	9.563
Washington	17.84	2.367
New Jersey	17.80	0.817
Maine	19.02	0.941

(1)	Data is for subcategory “farm workers & laborers: Crop, nursery and greenhouse”

(Source: US Bureau of Labor Statistics, 2024)

Based on the above data and other factors, we have chosen the State of Oklahoma as our first geographic focus to build our cannabis property portfolio. We may choose to expand into one or two other states if we believe these states also present great potential for cannabis growers to achieve long-term competitiveness.

However, there are other factors we have taken and will continue to take into consideration when making our investment decisions. The research results here do not constitute a guarantee or warranty that we will invest in any of these states, nor do they exclude us from investing in other states.

Further, our strategy will not be effective if federal legalization does not happen in the near future. Please refer to “risk factors” in Item 3 and “trend information” in Item 9, for more discussion on this matter.

Other Investments

Other Real Estate Property Investments

Prior to the year 2023, the Company had invested in residential properties, farmlands, and historic landmark buildings. As part of our business plan to shift our focus to cannabis real estate, we have been exiting our non-cannabis investments since 2023. We sold a piece of farmland for $1.9 million in January 2023, and sold a residential lot for $340,000 in July 2024.

As of and by the date of this offering circular, the majority of the Company’s portfolio still consists of non-cannabis properties. The following table lists our current non-cannabis property investments:

Property Type/Name	Location	Status	Book Value* (Cost based)	Appraised Value
Historic Landmark
Rufus Rose House	Atlanta, GA	Renovation	$1,938,719	N/A
Residential
Valley Hall	Sandy Springs, GA	Hold for sale	$980,988	$1,006,000	**

*	Book value is based on historical cost recorded by and as of December 31, 2024.

**	Appraised value is from the most recent appraisal report dated October 05, 2023, which was provided by an independent and licensed appraiser, Sterling Appraisal Services, LLC (PO Box 2092, Roswell, GA 30077)

We intend to exit most or all of our non-cannabis investments in the next few years. The pace of such exiting transactions will be subject to market conditions and other economic factors. We do not exclude the possibility that we will continue to hold some of, even all of, these non-cannabis property investments indefinitely if we believe that there are sound business reasons to do so.

While we are still holding some of our non-cannabis properties, the Company has started to spin off the daily management and operation of these properties to non-affiliate business partners, with the intention to improve our efficiency and productivity. In December 2023, we (through a wholly owned subsidiary) entered into a joint-venture agreement with Vaycaychella Inc (OTC Pink: VAYK) for the latter to manage the renovation and operation of the Rufus Rose House, a historic landmark owned by us. More details about this historic landmark and the joint-venture can be found below in the subsection of “Rufus Rose House Project”.

Rufus Rose House Project

In the third quarter of 2021, the Company, through its wholly owned subsidiary Atlanta Landsight LLC (“ALS”), acquired the historic Rufus Rose House in Atlanta, GA. The property is a federally registered historic building as it is the oldest residential property and the only standing Victoria-style mansion in downtown Atlanta. After acquisition, ALS partially renovated the interior of the building, which includes replacing and reinforcing a significant part of its wooden framework. The original concept was to renovate it into a boutique office building.

In January 2024, ALS entered into a joint-venture agreement with Vaycaychella Inc (“VAYK”), to develop this property into a boutique Airbnb. According to a news release by VAYK, “Rufus Rose House is a unique historic treasure and has unrivaled value as a short-term rental. Not only its stunning and aged beauty, both interior and exterior, will appeal to tourists and vacationists who appreciate its antique value, but also its location is ideal for short-rental business. It sits on one of the busiest streets in downtown Atlanta, only one block from the tallest downtown building (the Bank of American Tower), and within walk distance of a numerous local attractions, including the historic Fox Theater. In the year 2023, downtown Atlanta received 71.3 million visitors. Tourism to Atlanta is expected to explode as the city hosts the FIFA world cup in 2026.

In addition, the city of Atlanta has started a grand project with $157 million of federal funds, called “the Stitch”, which is only two blocks from Rufus Rose House. The Stitch (https://thestitchatl.com/) is a transformational civic infrastructure investment committed to reconnect Downtown and Midtown Atlanta. The North boarder of the Stitch project is only two blocks from the Rufus Rose House. According to the official website of the Stitch, it is expected to stimulate $2-3 billion in private real estate investments in surrounding neighborhoods. We believe that such improvements could enhance the value of the Rufus Rose House.

The following table lists major categories of our budget to develop of Rufus Rose House into a boutique short-rental property:

Table 7.7: Rufus Rose House budget estimates (as of December 31, 2024)

Category	Total Budget	Invested/Spent	Required/To be Raised
Property purchase	$1,650,000	$1,650,000	$0
Interior Renovation	$770,000	$264,000	$506,000
Exterior Renovation	$669,000	$25,000	$644,000
Administration incl tax	$200,000	$110,000	$90,000
Total	$3,289,000	$2,049,000	$1,240,000

The figures presented in the above table are provided by our current licensed contractor using their best effort estimates. It is not examined or audited by any other parties. We cannot guarantee the accuracy of these estimates, although our past experience with the same contractor indicated that their actual work costs would usually go under or over budget by less than 20%.

The figures presented in the above table are subject to adjustment due to changes in macroeconomic and industrial conditions, local market dynamics, and other factors beyond our control. Consequently, the actual capital required to complete Rufus Rose House project may vary significantly from the projected estimates.

Upon completion of the project, we estimate that the property will provide 5 units as short-term rental, and may generate an average gross revenue at about $1,100 -1500 per day, or $400,000 - $540,000 per annum. Net proceeds may be about $250,000 - 380,000 per annum. Further, as a historic landmark, it may be rented out as venue for special events including movie/TV show filming, for which daily rent may be as high as $10,000 (based on offers we received in the past). Overall, we project that net proceeds from completed Rufus Rose House may reach $300,000 - $430,000 per annum.

Upon completion, fair market value of the property, using an industrial wide 4-10% cap rate (See: What Is Cap Rate and How Does It Apply to Short-Term Rentals? https://www.airdna.co/glossary/cap-rate-short-term-rental. This article by AirDNA, an independent analyst firm, estimated that in February 2025, “A good cap rate for short-term rentals (STRs) typically falls between 4% and 10%”), will likely fall in the range of $3.0- $10.1 million, with a mid-value of approximately $6.5 million.

The above projections, including the projection on the fair market value of the property, are highly speculative and with great uncertainty. The real results may vary significantly from these projections.

Material terms of the Rufus Rose House joint venture

Under the joint-venture agreement, ALS spun off the management of the renovation, as well as the daily operation of the Rufus Rose House, to VAYK. ALS still holds the title of the property, but VAYK is obligated to cover all operating cost, and is expected to raise capital and invest in renovation of the property. VAYK will receive 20% of net proceeds generated from either the continuous operation of the property, or from the net proceeds generated from sale of the property after return of capital contributions. VAYK may receive additional revenue from the project, if it invests capital into the joint venture. The additional percentage of VAYK’s profit allocation will be calculated proportionally according to the amount of capital VAYK invests, if any.

The initial capital contribution from ALS was recognized as approximately $2.2 million, which includes the Rufus Rose house property, calculated at its historical book value of approximately $1.9 million, plus certain administrative costs, including property taxes, incurred since ALS purchased it. The initial capital contribution from VAYK was recognized as approximately $25,000.

VAYK does not have the power to pledge the property for any business purposes. Meanwhile, ALS may pledge all or part of its ownership of the property for the purpose of borrowing money, issuing debt notes, or any other forms of securities, provided that any monies borrowed and any proceeds raised from the issuance of securities are used exclusively for the JV, for advancing the business interests of the JV, or to be loaned to VAYK. As of the date of this filing, ALS has loaned $150,000 against the property as collateral, at an interest rate of 12.5%. These funds have been used to pay off overdue property tax on the Rufus Rose House prior to the execution of the JV Agreement with VAYK and to re-loan $90,000 to VAYK at an interest rate of 14%.

Furthermore, ALS may sell the property at any time, provided that the sale price is not less than: 1) $2,500,000 during the first 12 months since the effective date of the JV agreement; and 2) $2,500,000 plus an additional $20,000 for each calendar month, starting from the 13th month since the JV effective date.

Investment in Other Real Estate Companies

The Company also holds two convertible notes of a total principle amount of approximately $564,000 in a real estate management company, Vaycaychella Inc. (OTC: VAYK). These include a note in the principal amount of $414,000, carrying a 12% annual interest rate and maturing on July 31, 2025, and another note in the principal amount of $150,000, carrying a 10% annual interest rate and maturing on July 05, 2025. VAYK is a real estate management company specializing in developing and managing short-term rental properties.

Non-Real Estate Investments

The Company may from time to time invest less than 10% of its net assets in non-real estate investment products. Currently, the Company holds a $200,000 promissory note from Curative Technology Inc (OTC: CURA). The Note matures on September 30, 2025. The management of Curative, including its CEO, CFO and a board member has provided personal guarantees for the collection of the monthly payment on this note.

Borrower	Amount	Rate Per Annum	Due Date
Curative Technology Inc	$200,000	18%	September, 2025
Total	$200,000	18%

As of and by the end of December 2023, we have received payments in the aggregate amount of $45,000 including monthly interests and penalties. Starting from January 2024, we have set aside all monthly interests received from this Note as an impairment reserve against the principal of the Note. As of and by the end of December 2024, we have set aside $36,000 of impairment reserve from interests received.

Employees

Operational services for our partnership are provided by our general partner. In addition to the two members, including a managing member, our general partner employs two people on a part-time basis. We also utilize the services of third party service providers, such as contractors, realtors and attorneys, in connection with the management of our real estate portfolio.

ITEM 8: DESCRIPTION OF PROPERTIES

Information pertaining to our properties can be found under the following sections of Item 7:

--Item 7: Cannabis Property Investment// Description of our first cannabis property: Apple Valley

--Item 7: Other Investments: Other Real Estate Property Investments

ITEM 9: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Offering Circular. Some of the information contained in this discussion and analysis or set forth elsewhere in this Offering Circular, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this Offering Circular for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have been profitable for most years since our incorporation in the year 2016. We have been profitable consecutively for the most recent two years, with net profits of $0.02 and $0.02 per share for the year 2024 and 2023, respectively.

In general, the whole real estate industry has slowed down over the past two years, due to higher interest rates and other factors. According to the National Association of Realtors, 2023 was the weakest year for existing U.S. home sales since 1995, and 2024 home sales was only slightly higher than in 2023 but still at a historically low level. This has negatively impacted our overall return on investment.

 Meanwhile, our investment in cannabis property performed well in the year 2024. We received an annualized distribution of approximately 14.4% from our cannabis investment, since April 2024. We believe that it was significantly higher than industry average. For example, Players Club Capital stated in January 2025 that “Cap rates for (cannabis cultivation) properties typically range from 7-10%” (https://www.playersclub.capital/blog/cannabis-properties-offer-investors-higher-cap-rates).

We intend to expand our investments in cannabis properties and intend to raise capital for this business purpose.

Material Changes in Financial Statements: 12-month period ended December 31. Fiscal year 2023 vs 2024

Change of Annual Revenue and Gross Profit

Total revenue decreased to approximately $513,000 in the fiscal year 2024, from approximately $1.81 million in the fiscal year 2023. This decrease was primarily the result of management’s decision to refrain from selling our portfolio properties.

	2023	2024
INCOME
Sales of real estate	$1,813,600	$340,000
Other real estate based income (dividends etc.)	-	$173,168
Total income	$1,813,600	$513,168
Total Cost of sales	$1,350,000	$351,733
Gross Margin	$463,600	$161,435

Our business model is to invest in real estate for capital appreciation. We are not a builder or developer and are under no pressure to sell any property in our portfolio (inventory) unless we desire to. Usually, we will only sell a portfolio property to realize our investment gain when we believe it has reached its desired level of value appreciation. Otherwise, we will hold on to our portfolio properties in expectation of further appreciation. Since the real estate market was slow in 2024, we decided that it would be better to hold on to our portfolio properties and did not actively pursue selling them.

Change of Operating Expenses

	2023	2024
OPERATING EXPENSES
Management fees	$111,970	$102,481
Professional fees	144,889	49,847
Other operating expenses	111,305	85,502
Depreciation	833	-
Total operating expenses	$368,245	$237,830

For both the year 2023 and 2024, we continued to reduce our operating expenses, and successfully cut our expenses across the board. We reduced our operating expenses by another 36%, from approximately $368,000 to approximately $238,000. This was on top of a 38% reduction from $609,000 in the year 2022. Overall, we have cut our operating costs by 61% in the past two years.

We believe that this reflects the increased efficiency of our management in controlling costs.

In particular, our management team reduced their management fee by approximately 46%, from approximately $188,000 in the year 2022, to approximately $112,000 in 2023, and then to approximately $102,000 in 2024.

Change of Profit Per Unit

For the fiscal years of 2023 and 2024, our gross profit is approximately $594,000 million and $161,435 respectively. Despite that our gross profit was significantly lower, our net income for the year 2024 is slightly higher. This is primarily because we took an impairment reserve of $120,000 on our long-lived-asset in 2023. However, we turned things around and sold that long-lived-asset, and therefore not only reclaimed the impaired amount but posted a net gain in marketable securities of $130,000.

Period end	Gross Profit	Per Common Unit *	Net Income	Per Common Unit *
December 31, 2023	$594,364	$0.11	$104,116	$0.02
December 31, 2024	$161,435	$0.03	$132,410	$0.02

*	Based on the fact that preferred units shall not be allocated any gross profit or net income for the concerned fiscal years.

Other Material Changes in Financial Statements

None for the reporting period.

Liquidity and Capital Resources

Cash Flows

As an investor, we usually do not manage the daily operation of our portfolio properties. Except for some insignificant and non-material operative activities, we intend to form partnerships with third party operators or managers to conduct our daily business. We usually require the third party to bear related operating costs.

Meanwhile we are applying a disciplined investment strategy, under which we will usually make new investments only when we have cash available.

Under such a business model, we don’t usually have a significant amount of cash commitments, except for 1) management fees and professional fees, which are usually stable and predictable period-to-period; and 2) the due amount of our debt financing.

Despite the limited amount of cash commitments, we believe that the cash reserves of the Company had dropped to a concerning level of $3,131, by the end of the year 2023. Management made several attempts to increase our cash position, including to borrow short-term loans. By the end of the year 2024, our cash position improved to $9,984. This is still a concerning level of cash reserve, in the opinion of our management. Management has continued and will continue to work and improve our cash position in the year 2025.

12-month period changes from 2023 to 2024

	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2024
Net cash provided by (used in) operating activities	$206,727	$(13,606)
Net cash provided by (used in) investing activities	$(63,697)	$14,002
Net cash provided by (used in) financing activities	$(308,854)	$6,457
Cash at beginning of period	$168,955	$3,131
Cash at end of period	$3,131	$9,984

Net Cash (Used in) Provided in Operating Activities

Net cash provided by (used in) operating activities changed from $208,727 to $(23,567), mostly reflecting the decrease in our operating revenue, which resulted in a decrease in operating profit.

Net Cash (Used in) Provided by Investing Activities

Our net cash provided by investing activities is primarily the result of cash received from divesting our existing portfolio assets (including properties and loans), reduced by cash used for investing in new portfolio assets. In the year 2024, we received less cash from divesting our portfolio assets than in the year 2023, and we also invested less cash into portfolio assets, which resulted in a net cash flow of $23,963 in the year 2024, in comparison to the net cash flow of $(65,679) in the year of 2023.

Net Cash Provided by Financing Activities

For the fiscal year 2023, net cash provided by financing activities was primarily the result of paying off a construction loan of $400,000, plus borrowing a private loan of $50,000.

For the fiscal year 2024, net cash provided by financing activities reflected primarily the payment on interest, expenses in private loans we entered into during the period.

Commitments and Contingencies

1.	Management Fee

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management (AUM) as of the last day of our preceding fiscal year. The value of AUM was determined using fair market value (FMV) accounting, according to the operating agreement (limited partnership agreement) of the Company.

Starting from the year 2023, we have changed the method of calculating AUM to historical cost, with the intention to reduce management fees. As a result, management fees were reduced by approximately 40%, from approximately $188,000 in the year 2022, to approximately $112,000 in the year 2023. It is further reduced to approximately $102,000 in the year 2024, due to the fact that the Company held 10% of management interest itself and was reimbursed 10% of the management fee.

2.	Private Debts

In February 2023, we paid off a construction loan of $400,000 and became debt free. In November 2023, we borrowed a private loan of $50,000, which was paid off in March 2024. We also borrowed and paid off a short-term loan of $120,000 during the fiscal year.

As of and by December 31, 2024, the Company has only one outstanding debt, which is a promissory note held by an independent third party, in the principal amount of $60,000 and bearing an interest rate of 12% per annum. This note was partially paid in January, 2025 and was replaced with a note of the same interest rate to the same holder, in the principal amount of $50,000, and has a new maturity date of January 07, 2026.

We have entered into a number of transactions after December 31, 2024 and which have resulted in the following indebtedness:

a. A promissory note of the principal amount of $250,000, bearing an interest rate of 12% per annum, issued to Jason Cunningham on March 16, 2025, as the result of seller financing when Jason Cunningham sold his 50% equity in Apple Valley property to the Company. This note is guaranteed against the Apple Valley property and will mature by January 15, 2026. In July 2025, we will likely reach an agreement with Jason Cunningham for him to forgive all the interests borne on the Note from June 16 till its maturity, provided that we prepay $100,000 within 10 business days and pay off the remaining principal of $150,000 upon its maturity;

b. Two promissory notes, both issued to an independent party and both bearing an interest rate of 12.5%. The first note was issued on January 21, 2025, of a principal amount of $250,000, collateralized with a residential property held by us, and will mature on February 01, 2027. The second note was issued on April 10, 2025, collateralized with the Rufus Rose House property, and will mature on March 01, 2027. Proceeds of both notes were used for the maintenance and development of those properties, plus administrative costs.

c. One promissory note, issued to an independent party and bearing an interest rate of 12.99%, of a principal amount of $318,000, collateralized with a commercial property held by us, which is issued on June 10, 2025 and will mature on January 01, 2027.

The issuance of these additional promissory notes results in the increase of our total outstanding debt to the total amount of $928,000 by May 31, 2025, accounting for approximately 13% of our net equity of the same time (based on our unaudited book by May 31, 2025).

Capital Resources

Since our inception, we have funded our operations primarily through the sale of limited partner interests sold in private placements, including through three rounds of private placement prior to our public offering. Our Initial Public Offering pursuant to the requirements of Regulation A plus was closed on October 12, 2018. The net proceeds of capital raised in the offering was approximately $1.15 million.

Since March 2020, we have not raised any capital. The Company bought back shares from a number of investors for a total amount of approximately $90,000, in the year 2021. The Company also redeemed $300,000 series-A preferred shares in July 2022. We made a $544,000 distribution in the year 2022. Altogether, our available capital has decreased by $934,000 since the year 2021.

In 2023 and subsequently in 2025, the Company issued a total amount of $1.6 million preferred shares to acquire a piece of property. From the perspective of capital formation, the seller made in-kind capital contribution of $1.6 million into our Company.

The Company is currently filing this circular with the intention of raising capital through a public offering of its partnership interests. Prior to or after the planned public offering, the Company may raise more capital through private offerings of its partnership interests. There are no guarantees, however, that the Company will be able to do either the public offering or any private offerings.

Debt financing

As of and by December 31, 2024, the Company has only one outstanding debt, which is a promissory note, in the principal amount of $60,000 and bearing interest at a rate of 12% per annum.

Trend information

The following discussion covers some significant trends or uncertainties affecting our business during the reporting period, which had impacts on our continuing operations, particularly on our portfolio investments.

Interest Rate May Remain at Relatively High Level

The Federal Reserve has raised interest rate multiple times since the year 2021. High interest rates have slowed down the real estate market. According to a report published in January 2024, by the National Association of Realtors, existing U.S. home sales totaled $4.09 million in 2023, an 18.7% decline from 2022. That is the weakest year for home sales since 1995 and the biggest annual decline since 2007, which was the start of the housing slump of the late 2000s. In September 2024, the Federal Reserve cut the treasury rate by 50 basis points, followed by two more interest cuts of 25 basis points each in November and December 2024, respectively. However, interest rate still remains at a relatively high level, and may continue to do so in the foreseeable future.

Unit Pricing for Regulated Cannabis Products

Many states continue to experience significant declines in unit pricing for regulated cannabis products, with that decline more pronounced in certain states than in others. This compresses operating margins for operators. As a result, certain regulated cannabis operators have been consolidating operations or shuttering certain operations to reduce costs. If this trend is prolonged, it could have a material negative impact on the demand for cannabis properties.

Prospects of Cannabis legalization under Trump Administration

For the past two decades, the U.S. federal government, including its legislative and executive branches, have been advocating measures to legalize certain activities pursuant to the cultivation, transportation, transaction and consumption of cannabis products. In addition to other moves, under the leadership of former President Joe Biden, the Department of Justice published a notice of proposed rulemaking (NPRM) on May 21, 2024, to transfer marijuana from schedule I of the Controlled Substances Act (CSA) to schedule III of the CSA. However, this rule change was not finalized under the Biden presidency.

During his 2024 campaign, President Trump expressed support for cannabis legalization. In addition to moving marijuana from schedule I to schedule III of CSA, he also advocated for recreational legalization in Florida, and for allowing more bank services to be provided to cannabis businesses. This may indicate a willingness to take actions toward partial legalization.

Critical accounting estimates

We have no critical accounting estimates at this time.

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The operation of our partnership is managed by our general partner. As of and by March 31, 2025, we do not have any other directors, officers, or significant employees. The following are all members of our general partner and their respective ages and positions as of March 31, 2025.

Name	Position	Age	Since
“Larry” Xianghong Wu	Major Member of General Partner	55	formation in January 2016
Jason D. Cunningham	Minor Member of General Partner	54	January 2025

Dr. “Larry” Xianghong Wu held a majority interest of UCF Asset LLC (which is our general partner) since its formation in January 2016. Between 2012 and 2016, he was the founder and chief executive officer of Shanghai Heqing Asset Management LP, a limited partnership based in Shanghai, China, focused on Chinese investments in the U.S., particularly real estate. Between 2011 and 2012, he was chief executive officer of EHE Capital, a Chinese PE fund managing a portfolio of approximately $1 billion, mostly in real estate properties. Between 2009 and 2011, he worked at Cisco Systems, Inc. as a vice president for Cisco’s strategic business transformation in China. Dr. Wu has served as policy advisor and counselor to the Chinese government. He also served as a Board Member of Finance and Investment of the Capital Club in China from 2009 to 2013.

Jason D. Cunningham has 30 plus years of management expertise in medical and real estate industry, and currently oversees our operation of cannabis properties. Prior to becoming a member of our general partner, he managed our operation of medical cannabis properties in metropolitan Oklahoma City area. He is the founder of Fire Ranch, a multi-site collective of over two dozen indoor commercial medical cannabis properties, as well as the founder of Fire Ranch Farmacy, a retail outlet for Medical Grade Cannabis and Cannabis products. Jason graduated from the University of Oklahoma (1994) with Degrees in Zoology and Chemistry, and spent 22 years with Bristol Myers Squibb/Celgene in Hematological Oncology, specializing in B cell Malignancies.

Previous Members of Management Team

Gregory Bankston served as managing member of UCF Asset LLC since its formation in January 2016 till December 2023. He is a seasoned real estate broker and property manager. In April 2023, Mr. Bankston quit his position as a managing member for personal reasons, but he remains a member of UCF Asset LLC. In April 2023, Mr. Armstrong was hired as manager of UCF Asset LLC. In December 2023, Mr. Bankston transferred his membership interest in UCF Asset LLC to Mr. Armstrong, and ceased being a member of our general partner.

Jason Armstrong served as managing member of UCF Asset LLC between December 2023 to December 2024. He had previously worked as a contracted project director for UC Asset since the year 2021. He is the founder and manager of EES Contracting, which he started in 2004 as a site development company, and expanded into a licensed new construction and high-end remodeling business in the year 2008. Mr. Armstrong also worked as a project management consultant to multiple real estate investment groups between 2012 and 2018.

Audit Committee

Our Company is a limited partnership and is not required to establish a board of directors. However, we were still required by the rules of OTCQX, on which we used to be quoted, to set up an Audit Committee. In February 2019, the Company resolved to establish an Audit Committee. Starting from July 01, 2019, we have admitted two Audit Committee members who both are independent.

From the beginning of 2022, the Company changed its quoting platform from OTCQX to OTCQB. As a result, the Company was no longer required to have an Audit Committee. In September 2022, we dissolved and terminated our Audit Committee.

ITEM 11. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The operation of our partnership is managed by our general partner, UCF Asset LLC. Our partnership does not have any other directors or officers who receive compensation.

We pay management fees quarterly to our general partner. Management fees are calculated at 2.0% of the fair market value of assets under management as of the last day of our preceding fiscal year. The fee is paid quarterly. Management fees for the fiscal year 2023 and 2024 were approximately $112,000 and $102,000, respectively. In addition, the General Partner will receive 20% of all distributions the Company makes above a “hurdle rate”. See “Distributions”.

In addition to the management fee, we reimburse the general partner for standard expenses it may incur in managing the Company in accordance with our limited partnership agreement. These reimbursable expenses include: organizational expenses; fees for accountants, attorneys, auditors, and other professionals; expenses associated with partnership taxation reporting; operational expenses including insurance, valuation reports, and real estate brokerage commissions; and government filing fees, among others.

ITEM 12: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

As of and by the date of March 31, 2025, there was only one unit holder that beneficially owns more than 5% of our common units. The managing member of UCF Asset, LLC, “Larry” Xianghong Wu, beneficially owns 195,603 of our common units (3.57%). The other member of UCF Asset LLC, Jason D. Cunningham, beneficially owns 500,000 of our series B preferred units.

The general partner is entitled to 20% of all distribution to be made by the Company after the common unit holders receive a return equal to the Company audited book value. See “Distribution”.

As of the date of March 31,2025, the security ownership of significant ownership interest is listed as below:

Beneficial Owner	Title	Security	Amount	Percentage of Same Type of Securities
Ying Huang	None	Common Units	302,667	5.52%
Officers and Directors:
“Larry” Xianghong Wu	Major Member of General Partner	Common Units	195,603	3.57%
Jason D Cunningham	Minor Member of General Partner	Series B Preferred Units	500,000	100.00%

On April 01, 2025, Jason Cunningham was issued an additional 833,334 shares of Series B Preferred Units, bringing his total ownership of Series B Preferred Units to 1,333,334, which represents 100% of issued Series B preferred shares.

ITEM 13: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Jason Cunningham

In December 2024, Jason Cunningham acquired 10% of membership interest in UCF Asset LLC, which is our general partner. Subsequently, Cunningham become a member of our general partner on January 01, 2025.

Fire Ranch LLC, of which Jason Cunningham owns 50%, is a licensed cannabis grower in the State of Oklahoma. Prior to Cunningham becoming a member of our general partner, Fire Ranch LLC had entered into a lease on the Apple Valley property from AZO Properties LLC. The rental payment from Fire Ranch LLC to AZO Properties LLC is the source of the $12,000 monthly dividend we are receiving from AZO Properties LLC. After Cunningham became a member of our general partner, this lease remained effective until March 31, 2025.

On March 16, 2025, we issued 833,334 shares of Series B preferred units, with a face value of $1.0 million, to Jason Cummingham, and paid $500,000 cash, for 50% ownership of AZO Properties LLC. After this transaction, AZO Properties LLC became a wholly owned subsidiary of UC Asset.

On April 01, 2025, Fire Ranch LLC entered into a new lease with AZO Properties LLC, to rent and operate the Apple Valley property. The lease is a double-net lease, with a monthly rental rate of $13,000 until the end of 2025, and a monthly rental rate of $16,000 from January 2026 till March 2027. Starting from April 2027, the monthly rent will increase by 5% every 24 months. The lease is a five-year lease but will automatically renew year by year beyond the term, until terminated.

Transactions with Jason Armstrong

On April 25, 2023, Mr. Jason Armstrong was hired as manager of UCF Asset LLC. On December 2023, Jason Armstrong became a 10% member of UCF Asset LLC.

Before Mr. Armstrong joined UCF Asset LLC, his company, EES Engineering LLC, had worked as a contractor to UC Asset LP. For the period starting from April 26,2023 till December 31, 2023, EES Engineering LLC continued working with UC Asset LP, and received a total amount of $144,047 under contracts with UC Asset LP, out of which $75,717 was to fulfil the contracts signed before Mr. Armstrong became the manager of UCF Asset LLC, while a total amount of $68,330 was received under contracts signed after Mr. Armstrong served as the manager of UCF Asset LLC.

For the fiscal year of 2024, EES Engineering was contracted and compensated by UC Asset LP for a total amount of $5,882. Mr. Armstrong resigned his position as a member of our general partner in December, 2024.

Fiduciary Responsibilities of The General Partner

A general partner is accountable to a limited partnership as a fiduciary and consequently must execute good faith and integrity in handling partnership affairs. Investors with questions concerning the duties of a general partner should consult with their counsel.

The general partner and its affiliates, or their respective members, partners, officers, directors, employees, shareholders, agents, and managers may not be liable to our partnership or limited partners based on errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence, as is provided in our limited partnership agreement. Therefore, investors have a more limited right of action against those persons than they would have absent that limitation in the limited partnership agreement.

Our limited partnership agreement provides for indemnification of the general partner and its affiliates, or their respective members, partners, officers, directors, employees, shareholders, agents, and managers by our partnership for liabilities incurred in dealing with third parties on behalf of our partnership. To the extent the indemnification purports to include indemnification for liabilities arising under the Securities Act of 1933, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

ITEM 14: SECURITIES BEING OFFERED

General

The following is a summary of the rights of our Series C Preferred Units being offered, key provisions of Certificate of Series C Preferred Units, key provisions of our limited partnership agreement, and certain tax consequences of our partnership and being a limited partner.

Series C Preferred Units

Series C Preferred Units represent preferred limited partner interests in our partnership. There are 5,000,000 shares of Series C preferred units being offered.

The holders of Series C Preferred Units (the “Series C Holders”) are entitled to received 8% preferred dividends and exercise the rights or privileges available to limited partners under our limited partnership agreement, subject to terms and conditions in the Certificate of Designation 8.0% Series C Accumulative & Convertible Preferred Units of UC Asset LP (the “Certificate”).

Series C Preferred Units may be converted into our common units, subject to terms and conditions in the Certificate.

Common Units

Common units represent limited partner interests in our partnership. The holders of common units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our limited partnership agreement. For a description of the rights and privileges of limited partners under our limited partnership agreement, including voting rights, please read “Limited Partnership Agreement” below.

There are currently 5,435,025 common units outstanding.

Rights of common unit holders are defined in our Limited Partnership Agreement, of which a summary is contained hereinunder.

Certificate of Series C Preferred Units

The Certificate is the governing instrument establishing the terms and conditions pursuant to Series C Preferred Units. The following is a summary of the Certificate. A copy of the Certificate is included as an exhibit to the offering statement of which this Offering Circular forms a part. This summary is qualified by reference to the exhibit containing the complete Certificate.

A prospective investor in our partnership should read the Certificate prior to making a decision to subscribe our Series C Preferred Units.

Issuance

No units of Series C may be issued prior to the date (the “Qualification Date”) when the Security and Exchange Commission (the “SEC”) qualifies the Company’s offering circular on Form 1-A. No fractional number of shares shall be issued. No units of Series C may be issued to any person who, under security laws and regulations, is not qualified to participate in a Regulation A public offering;

All Series C Preferred Units shall bear the same issuance date (the “Issuance Date”) as the date when the Company closes and terminates this offering, regardless of the actual date when a Series C Preferred Units is issued and delivered.

Face Value

Each Series C Preferred Unit shall bear a face value of $1.00, with no par value.

Ranking

Series C Preferred Units are senior to common units and to all other preferred units except for Series B Preferred Units. There are no more Series A preferred units outstanding.

Voting Rights

Holders of Series C Preferred Units shall be entitled to no voting rights on any business matters of the Company. However, holders of Series C Preferred Units shall become holders of Common Units, and thereby gain voting rights the same as any other Common Unit holders, immediately at the moment when the holder converts any number of Series C Preferred Units into Common Units.

Transferability

Series C Preferred Units may be transferred and reassigned with the written approval of the Company, provided that the holder has held their Series C Preferred Units for a period exceeding 12 months.

Series C Portfolio Investments

At least 80% of net proceeds from this offering, i.e., from the issuance of Series C Preferred Units, shall be contributed into a newly established and wholly-owned subsidiary of the Company, of which the sole business is to invest and manage those contributed capital in line with the business purpose of the Company. The total asset of the new subsidiary constitutes a portfolio of investments referred to as “Series C Portfolio Investments”.

Preferred Dividends.

Series C Holders are entitled to an 8% preferred dividend, or, $0.08 per unit, for each fiscal year. However, the total amount of distribution of preferred dividend shall not exceed the higher amount (“Maximum Annual Distribution”) of i) net operating profit from Series C Portfolio Investments; or ii) audited net income of the Company for the Dividend Year. If the Maximum Annual Distribution of a fiscal year is insufficient to cover the distribution of preferred dividend, the deficit shall be accumulated and added to the payable dividend for the subsequent fiscal year. However, for any fiscal year, the total amount of payable Series C preferred dividend, including the current year dividend plus any amount accumulated from prior years, shall not exceed 20% of the face value, i.e., $0.20 per unit (“Dividend Cap”). Any amount of payable dividend exceeding the Dividend Cap shall be automatically and irrevocably forgiven and cancelled.

Except for preferred dividends defined above, Series C Holders shall NOT be entitled to receive any dividends, regardless of any dividends that may be attributed to any other classes of units of the Company, including Common Units and other series of Preferred Units.

Holders of Series C preferred units will have the top priority order in receiving dividend distributions over holders of common units and any other preferred units other than Series A or B holders. However, all Series A preferred units have been cancelled, and all Series B preferred unit holders are NOT entitled to receive any dividend,

Conversion

Series C Preferred Units may be convertible into shares of common units at a conversion price (“Conversion Price”) set as the higher one of:

a. $1.00; or

b. The audited net book value per common unit for the fiscal year preceding the conversion.

The number of common units issuable upon conversion of any number of preferred units shall be determined using the following formula, rounded to the nearest whole number:

Conversion Issuance Amount = (Total Face Value+ Total Accumulated Balance of Unpaid Preferred Dividend from Preceding Years) / Conversion Price.

Conversion at Option of Holder

Series C Holders may convert any number of preferred units into common units, at their sole discretion, at any time or times on or after 12 months from the Issuance Date.

Market Triggered Conversion

The Company may, at its option and sole discretion, without consent from any Series C Holders, cause all outstanding Series C preferred units, together with accrued but unpaid dividends, to be converted into common units, if the following event (the “Market Trigger Event”) occurs:

a. The trading price of its common units shall have equaled or exceeded 200% of the applicable conversion price, either i) for a consecutively 15 trading day period, or ii) for at least 25 days in a 30 consecutive trading day period; AND

b. The average trading volume of its common units during the applicable trading day period shall equal or exceed ten thousand US dollars ($10,000).

The Company shall initiate a market triggered conversion no later than 60 business days and no less than one (1) business day following the occurrence of the Market Trigger Event.

Redemption

If, in any a fiscal year, the total unpaid and accumulated dividend exceeds the Dividend Cap of $0.20 per preferred unit, and results in cancellation of the exceeded amount of payable dividend, all outstanding Series C preferred units shall become eligible for redemption during a period of 30 days, starting from the occurrence of such dividend cancellation event. During this period, any Series C Holders may opt to redeem all or part of their Series C Preferred Units at the price of their face value, which is $1.00 per unit. However, holders must irrevocably forgive any unpaid balance of preferred dividends on the redeemed preferred units

Since Series C preferred units will only be entitled to receive a maximum of $0.08 per preferred unit each fiscal year after the closing of this offering, it is practically not possible for any series C preferred units to be eligible for redemption until at least 3 years after the closing date of this offering. Further, no series C preferred units will be eligible for redemption as long as the Company makes adequate payment for preferred dividends.

The Company shall pay for the redeemed preferred units within 10 business days, by either: 1) make full payment in cash; or 2) make any amount of cash payment deemed practicable at the sole discretion of the Company, and issue to the redeeming Series C Holder a promissory note for the remaining balance. The promissory note shall carry an 8% interest per annum and shall mature in 6 months. If, after 6 months, the Company fails to pay off the matured note, any unpaid amounts will automatically become a default debt held by the redeeming Series C Holder against the Company, due immediately, and bearing a punitive interest of 12% per annum.

Repurchase.

The Company may from time to time repurchase Series C Preferred Units, subject to compliance with all applicable securities and other laws, through privately negotiated transactions, public tender offers, or any other legal means subject to the Company’s Bylaw, without notice to or consent of any other holders of the then outstanding Series C Preferred Units except for the holders whose Series C Preferred Units are subject to such repurchase.

Forum selection

Subscription Agreement of Series C Preferred Units set the governing law as the laws of the State of Delaware, and set the forum for any disputes arising out of the subscription of Series C preferred units in federal courts sitting the State of Delaware. However, this provision does not apply to actions arising under the Securities Act or Exchange Act, as expressly stated in the Subscription Agreement. Forum selection will apply for actions that do not fall under the Securities Act or Exchange Act, which may have on potential investors including, but not limited to, increased costs to bringing a claim, and thereby may discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Limited Partnership Agreement

Our limited partnership agreement, as amended from time to time, is the governing instrument establishing the terms and conditions pursuant to which our partnership will conduct business. Our limited partnership agreement also establishes the rights and obligations between and among the limited partners and our general partner, as well as other important terms and provisions relating to our partnership.

Holders of both our common units and preferred units are our limited partners.

The following is a summary of our limited partnership agreement. A copy of our limited partnership agreement is included as an exhibit to the offering statement of which this Offering Circular forms a part. This summary is qualified by reference to the exhibit containing our complete limited partnership agreement.

A prospective investor in our partnership should read our limited partnership agreement prior to making a decision to join our partnership.

Profits and Losses

Losses for any fiscal year shall be allocated among the limited partners in proportion to their capital account balances, until the balance of each capital account equals zero. Thereafter, all losses shall be allocated in accordance to each limited partner’s respective percentage interest in our partnership. Profits will first be allocated pro rata to the limited partners in accordance with the amount of losses previously allocated if such previous losses were not offset by profits. Thereafter, profits shall be allocated in accordance with actual distributions as described below.

Distributions

Except as provided elsewhere in our limited partnership agreement, net cash flow of our partnership with respect to each disposed portfolio investment shall be distributed to the partners at the discretion of our general partner, in the following order:

(i)	First, “preferred return”, which means 100% to the limited partners in priority order of their share classes and then in proportion to their respective percentage interests, , until the limited partners have received an aggregate amount equal to 8% (the “hurdle rate”) of the audited book value for the fiscal year immediately preceding such distribution.

(ii)	Second, 100% to our general partner until the cumulative distribution to our general partner pursuant to this clause (ii) equals twenty percent (20%) of the total amounts distributed pursuant to clause (i) and this clause (ii), in each case, attributable to such portfolio investment (including any capital contributions used to fund fees and expenses with respect to such portfolio investment) and all other portfolio investments that have been previously disposed of (and not previously recouped) in the same fiscal year.

(iii)	Third, 80% to the limited partners in proportion to their respective percentage interests and 20% to our general partner.

Voting Rights

The limited partners will have no right to participate in the management of our partnership and will have limited voting rights. Limited partners shall have the right to vote only on the following matters:

Removal of General Partner for Cause

The limited partners, by an affirmative vote of limited partners representing more than 66 2/3% of the outstanding common units, shall have the right to remove our general partner where (i) our general partner has been convicted of fraud, embezzlement, or a similar felony by a court of competent jurisdiction in a final judgment; or (ii) our general partner has willfully and materially breached our limited partnership agreement. An action for removal also provides for the election of a substitute general partner by the limited partners.

Amendment of Limited Partnership Agreement

Our limited partnership agreement may be amended or modified by the limited partners representing at least a majority of the outstanding common units; provided, however, that our limited partnership agreement may be amended by our general partner without the consent of the limited partners (i) in any manner that does not materially adversely affect the limited partners, individually or collectively, (ii) to effect any changes required by any governmental body or agency, or (iii) to comply with any applicable laws or regulations; provided further, that there shall be no amendment that (i) would materially reduce the rights, or increase the obligations, of a limited partner unless the amendment (A) is consented to by such limited partner or (B) by its terms applies to all limited partners; or (ii) (A) increases a limited partner’s capital commitment or (B) imposes personal liability upon a limited partner for any debts or obligations of our partnership unless, in each case, the amendment is consented to by such limited partner.

Consent of Limited Partners

In any circumstances requiring the approval or consent of the limited partners, a failure to respond in the time specified by our general partner, which time shall not be less than 15 days, shall constitute a vote and consent to approve the proposed action.

Annual Meetings

Our general partner shall specify the time and place of each annual meeting of the partners. Special meetings may be called only by our general partner or by the limited partners representing at least a majority of the outstanding common units. Notice of such meetings shall be provided not less than ten (10) calendar days nor more than sixty (60) calendar days before the date of the meeting, to each record holder entitled to vote at such meeting.

List of Limited Partners Entitled to Vote

A complete list of limited partners entitled to vote at any meeting of the partners shall be open to the examination of any limited partner, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days before the meeting, at the principal place of business of our partnership.

Tax Information Returns to Limited Partners

Our partnership shall use commercially reasonable efforts to provide to each limited partner and, to the extent necessary, each former limited partner, Internal Revenue Service Schedule K-1 with respect to such fiscal year by April 15th of the calendar year immediately following the end of each fiscal year.

Audited and Unaudited Financial Reports to Limited Partners

As soon as reasonably possible at the end of each fiscal year, our partnership shall prepare and transmit to each limited partner an audited financial report. Each limited partner will receive unaudited statements at least semi-annually. Financial statements shall be considered as being transmitted to each and every limited partners when they are included into the Partnership’s SEC filings and made available online through the SEC’s EDGAR database.

No Right to Repurchase or Redemption of Common Units.

Our limited partnership agreement does not provide for the repurchase or redemption of common units.

Death, Disability, Incompetency or Bankruptcy of a Limited Partner

In the event of the death, disability, incapacity or adjudicated incompetency of a limited partner or if a limited partner becomes bankrupt, his, her or its rights as a limited partner to share in our partnership’s distributions and allocations and to assign his, her or its interest or cause the substitution of a substituted limited partner will transfer to his, her or its personal representative, administrator, guardian, conservator, trustee in bankruptcy or other legal representative.

Limits on General Partner’s Liability

Our general partner shall be fully protected and indemnified by our partnership against all liabilities and losses suffered by our general partner (including attorneys’ fees, costs of investigation, fines, judgments and amounts paid in settlement, actually and reasonably incurred by our general partner in connection with such action, suit or proceeding) by virtue of its status as general partner with respect to any acts or omissions, except for gross negligence, criminal misconduct, or willful misconduct.

Other Activities of General Partner

Our general partner shall devote such time as reasonably necessary to manage our partnership’s business affairs. Subject to the other express provisions of our limited partnership agreement, our general partner, at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ventures in competition with our partnership, with no obligation to offer to our partnership or any limited partner the right to participate therein,

Dissolution of the Partnership

Our partnership shall be dissolved upon the first to occur of the following events: (i) an election to dissolve our partnership by our general partner that is approved by limited partners representing at least a majority of the outstanding common units, (ii) the sale, exchange, or other disposition of all or substantially all of partnership assets, (iii) our partnership ceasing to have any limited partners, or (iv) the entry of a decree of a judicial dissolution of our partnership.

Power of Attorney

By becoming a party to our limited partnership agreement, each limited partner will appoint our general partner as his, her or its attorney-in-fact and empower and authorize our general partner to make, execute, acknowledge, publish and file on behalf of such limited partner in all necessary or appropriate places, such documents as may be necessary or appropriate to carry out the intent and purposes of our limited partnership agreement.

Accounting Records and Reports

Our partnership may engage an independent accountant or accounting firm, in the discretion of our general partner, to act as the accountant for our partnership and to audit our partnership’s books and accounts as of the end of each fiscal year. As soon as practicable after the end of such fiscal year, our general partner shall provide to each limited partner a balance sheet and an income statement of our partnership as of the end of and for such fiscal year. Upon inquiry, limited partners may be given access to additional information at the general partner’s discretion. Additional information made available to any limited partner will be made available to each other limited partner making a similar request; provided, that no information is confidential or proprietary as to a limited partner.

Tax Matters

Our general partner is designated as the Tax Matters Partner, who is authorized and required to represent our partnership in connection with all tax audits, examinations and investigations of the affairs of our partnership by any federal, state or local tax authorities, including any resulting administrative and judicial proceedings. Our general partner shall keep all partners reasonably informed of the progress of any tax audit, examination or investigation.

Undertakings

Our partnership undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the general partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliate for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

Taxation

The following is a summary of certain relevant federal income tax considerations resulting from an investment in our partnership, but does not purport to cover all of the potential tax considerations applicable to any specific purchaser. Prospective investors are urged to consult with and rely upon their own tax advisors for advice on these and other tax matters with specific reference to their own tax situation and potential changes in applicable law.

Taxation of Undistributed Fund Income

Under the laws pertaining to federal income taxation of limited partnerships, no federal income tax is paid by our partnership as an entity. Each individual limited partner reports on the limited partner’s federal income tax return the distributive share of partnership income, gains, losses, deductions and credits, whether or not any actual distribution is made to the limited partner during a taxable year. Each individual limited partner may deduct the limited partner’s distributive share of partnership losses, if any, to the extent of the tax basis of the limited partner’s interests at the end of the year in which the losses occurred. The characterization of an item of profit or loss will usually be the same for the limited partner as it was for our partnership. Since individual limited partners will be required to include partnership income in their personal income without regard to whether there are distributions of partnership income, limited partners may become liable for federal and state income taxes on partnership income even though they have received no cash distributions from our partnership with which to pay such taxes.

Tax Returns

We will provide limited partners sufficient information from our partnership’s informational tax return for limited partners to prepare their individual federal, state, and local tax returns. Our informational tax returns will be prepared by accountants selected by our general partner.

Part F/S: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

1001 Woodward Avenue	To the General and Limited Partners
Suite 500	UC Asset LP
Detroit, MI 48226	537 Peachtree Street NE
robert.adams@rlacapital.com	Atlanta, GA 30308
(734) 274-1372 – voice
(734) 274-8894 – fax

Independent Auditor’s Report

Opinion:

We have audited the accompanying consolidated financial statements of UC Asset LP and its subsidiaries (collectively, the “Partnership”), a Delaware limited partnership, which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in partners’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion:

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of this report. We are independent of the Partnership and have fulfilled our other ethical responsibilities in accordance with the relevant requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Responsibilities of Management for the Consolidated Financial Statements:

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation, and maintenance of internal control relevant to the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. This responsibility includes selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Management is also responsible for assessing the Partnership’s ability to continue as a going concern, and for disclosing, as applicable, matters related to going concern. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Partnership’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements:

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute; it is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

As part of an audit in accordance with GAAS, we performed, among others, the following procedures:

●	Exercise professional judgment and maintain professional skepticism throughout the audits.

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.

●	Obtain an understanding of internal control relevant to the audits in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the partnership’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the partnership’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Robert L. Adams, Jr. CPA
Robert L. Adams, Jr. CPA
Detroit, Michigan April 25, 2025

UC ASSET, LP
Consolidated Balance Sheets

December 31,

	2024	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,984	$3,131
Accounts receivable	12,500	2,500
Real estate held for sale	0	340,006
Loan receivable, third parties, net of reserve	191,000	218,000
Convertible loans receivable, third parties	634,518	461,166
Loans receivable, related parties	256,000	216,702
Prepaid expenses and other assets	58,817	34,107
Total current assets	1,162,819	1,275,612
NON-CURRENT ASSETS
Property and equipment, net	-	-
Real estate held for sale	980,988	979,040
Investments in joint ventures	3,791,935	3,537,717
Total non-current assets	4,772,923	4,516,757
Total Assets	$5,935,742	$5,792,369
LIABILITIES AND PARTNERS’ CAPITAL
CURRENT LIABILITIES
Accounts payable and accrued expenses	$-	$5,817
Due to related party	41,146	41,146
Short-term note payable, third party	68,780	52,000
Total current liabilities	109,926	98,963
NON-CURRENT LIABILITIES
Mortgage loan	-	-
Total non-current liabilities	-	-
Total Liabilities	109,926	98,963
PARTNERS’ CAPITAL
Series B preferred units, 500,000 and 0 issued and outstanding at December 31,2023 and 2022 Common units 5,485,025 and 5,485,025 issued and	600,000	600,000
outstanding at December 31,2023 and 2022	5,225,816	5,093,406
Total Partner’s Capital	5,825,816	5,693,406
Total Liabilities and Partners’ Capital	$5,935,742	$5,792,369

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Operations

Year ended December 31,

	2024	2023
INCOME
Sales of real estate	$340,000	$1,813,600
Real estate based dividends	108,000	-
Real estate based interest income	65,168	-
Total income	513,168	1,813,600
COST OF SALES
Cost of sales	351,733	1,350,000
Total cost of sales	351,733	1,350,000
Gross Margin	161,435	463,600
OPERATING EXPENSES
Management fees	102,481	111,970
Professional fees	49,847	144,889
Other operating expenses	85,502	110,553
Depreciation	-	833
Total operating expenses	237,830	368,245
Net income/(loss) from operations	(76,395)	95,355
OTHER INCOME (EXPENSE)
Gain ( loss) on investment in marketable equity securities	130,000	-
Loss on settlement of loan receivable	-	(67,749)
Long lived asset impairment reserve	84,000	(120,000)
Gain (loss) on settlement of loan payable	-	108,120
Gain (loss) on joint venture	(21,699)
Non real estate based interest income	36,000	92,575
Other income	3,317
Interest expense	(22,813)	(4,185)
Total other income (expense)	208,805	8,761
Net income	$132,410	$104,116
Net income per common unit	$0.02	$0.02
Weighted average common units outstanding	5,485,025	5,485,025

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statement of Changes in Partners’ Capital

	Limited Partners Common Units	Limited Partners Preferred B Units	Limited Partners Common Units Amount	Limited Partners Preferred B Units Amount	Total Partners’ Equity
BALANCE, January 1, 2023	5,485,025	-	$4,989,290	$-	$4,989,290
Issuance of Preferred B units to
acquire JV interest	-	500,000	-	600,000	600,000
Net income	-	-	104,116	-	104,116
BALANCE, December 31, 2023	5,485,025	-	5,093,406	600,000	5,693,406
Net income	-	-	132,410	-	132,410
BALANCE, December 31, 2024	5 485 025	0	$5 225 816	$600 000	$5 825 816

The accompanying notes are an integral part of the consolidated financial statements

UC ASSET, LP

Consolidated Statements of Cash Flows

Year ended December 31,

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$132,410	$104,116
Adjustment to conform with consolidated income statement	400
Adjusted income for reconcile purpose	132,810
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Gross profit realized on sale of portfolio property	-	(463,600)
Net realized loss on transfer of note receivable	-	67,749
(Gain) loss on settlement of loan payable	-	(108,120)
Amortization of prepaid expense	12,418	19,547
Gain on recoupment of impairment of investment in related party	(84,000)	120,000
Loss on joint venture investment	21,699	1,002
Loss on dissolution of subsidiary	-	100
Depreciation and amortization	-	833
Changes in working capital items
Accrued interest receivable	(76,420)	(62,857)
Insurance claim receivable recovered	-	560,000
Accounts receivable	(10,000)	(2,500)
Prepaid expense	(24,710)	(34,147)
Accounts payable and accrued expenses	5,817	4,604
Accrued interest payable	8,780	2,000
Net cash used in operating activities	(13,606)	206,727
CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio loans	(117,889)	(16,000)
Investment in portfolio properties	-	(550,870)
Investments in joint ventures	-	(1,000,000)
Investment in related party receivable	(288,136)	(202,971)
Proceeds from sale of portfolio properties	340,000	1,813,600
Purchase of General Partner units	-	(120,000)
Repayments of portfolio loans	80,027	12,544
Net cash provided by (used in) investing activities	14,002	(63,697)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short term loans	230,000	50,000
Proceeds from related party loan	-	41,146
Repayment of mortgage	-	(400,000)
Repayment of short term loans	(223,543)	-
Net cash provided in financing activities	6,457	(308,854)
Net decrease in cash and cash equivalents	6,853	(165,824)
CASH and cash equivalents, beginning of period	3,131	168,955
CASH and cash equivalents, end of period	$9,984	$3,131
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid in cash	$13,243	$2,185
Non-Cash Financing Activities:
Exchange of Preferred B units for land	$-	$600,000
Exchange of marketable equity securities for settlement of debt	$-	$208,120
Contribution of loan receivable to joint venture	$-	$100,000
Contribution of investment property to joint venture	$-	$1,838,719
Transfer of note receivable from a party to a separate party	$-	$414,000
Note receivable exchanged for sale of investment in related party	$250,000	$-
Advance receivable capitalized into JV asset	$275,918	$-

The accompanying notes are an integral part of the consolidated financial statements

Notes to Consolidated Financial Statements

Years Ended December 31, 2024 and 2023

NOTE 1 – Organization and Nature of Operations

UC Asset, LP (“the Partnership” or “UCA”) is a Delaware limited partnership formed on February 1, 2016. The Partnership’s purpose is to make capital investments in limited liability companies, with a focus on growth-equity investments and real estate properties. The Partnership is managed by its sole General Partner, UCF Asset, LLC (“UCFA”). All investment and operational decisions are made by the General Partner on behalf of UCA.

NOTE 2 – Summary of Significant Accounting Policies

(a) Basis of Presentation: The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), and the rules and regulations of the U.S. Securities and Exchange Commission (SEC).

(b) Principles of Consolidation: The consolidated financial statements include the accounts of UC Asset, LP and its wholly owned subsidiaries (Atlanta Landsight, LLC and SHOC Holdings LLC). All intercompany balances and transactions have been eliminated upon consolidation.

(c) Use of Estimates: The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets/liabilities at the balance sheet date, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in these financial statements include valuations of real estate holdings, equity-method investments, fair value of financial instruments, and allowance for credit losses on notes receivable.

(d) Cash and Cash Equivalents: The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2024 and 2023, the Partnership had no investments that qualified as cash equivalents.

(e) Investments: The Partnership’s core activity is to invest in real estate and related ventures. Excess cash funds are held in financial institutions. Certain short-term notes and loans are recorded at fair value, which in practice approximates their stated principal amount due to their short-term maturities and market-rate interest terms. Other portfolio investments are recorded at historical cost, except for any marketable equity securities, which are carried at fair value with changes in value recognized in income. (See Note 3 – Fair Value of Financial Instruments for fair value hierarchy disclosures under ASC 820.)

(f) Federal Income Taxes: UCA is organized as a limited partnership and is not a tax-paying entity for federal or state income tax purposes. In accordance with ASC 740 Income Taxes, no income tax provision is recorded since taxable income or loss is passed through to the individual partners’ tax returns. Management has evaluated its tax positions and determined that the Partnership has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. UCA’s federal tax returns remain subject to examination for a period of three years.

(g) Revenue Recognition: The Partnership recognizes revenue in accordance with ASC 606 – Revenue from Contracts with Customers. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange. UCA applies the following five steps in recognizing revenue from contracts with customers:

1.	Identify the contract with a customer – A contract is an agreement between two or more parties that creates enforceable rights and obligations.

2.	Identify the performance obligations in the contract – Performance obligations are distinct goods or services (or a bundle of goods/services) that the entity has promised to deliver to the customer.

3.	Determine the transaction price – The transaction price is the amount of consideration (fixed and/or variable) the Partnership expects to receive in exchange for transferring goods or services. When determining the transaction price, management considers the effects of variable consideration, constraints on estimates of variable consideration, the existence of any significant financing components, noncash consideration, and consideration payable to customers.

4.	Allocate the transaction price to performance obligations – If a contract has multiple performance obligations, the transaction price is allocated to each performance obligation based on relative standalone selling prices or other estimation methods.

5.	Recognize revenue as performance obligations are satisfied – Revenue is recognized when (or as) the Partnership fulfills each performance obligation by transferring a promised good or service to the customer (which may occur over time or at a point in time).

Sources of Revenue: The Partnership’s revenues during 2024 and 2023 were derived primarily from the following sources (which are not within the scope of ASC 606 in the case of interest and rental income):

●	Sale of Real Estate: Gains from the sale of real estate are recognized at the point in time when control of the property is transferred to the buyer, generally upon closing of a sale (when title, risks and rewards of ownership pass to the purchaser).

●	Interest Income on Loans: Interest income on loans extended by the Partnership is recognized over time as it is earned, using the effective interest method. Interest income is accrued based on the principal amount outstanding and the contractual interest rate, and is recorded in the period it is earned.

●	Rental Income from Properties: Rental income from operating real estate is recognized over time on a straight-line basis over the term of the lease (ASC 840/842). Lease agreements generally stipulate monthly rental amounts, which are recorded as revenue when earned under the lease. (Rental income is not in scope of ASC 606, but is presented here as it is a significant source of revenue for the Partnership.)

(h) Related Party Transactions: In accordance with ASC 850 – Related Party Disclosures, a related party is generally an affiliate, principal owner, manager, or immediate family member of such parties, or an entity under common control. The Partnership discloses material transactions with related parties, including loans, advances, and management fee arrangements, as well as any related outstanding balances. (See Note 8 and Note 14 for details of related party transactions and balances.)

(i) Equity Method Investments: Investments in entities over which the Partnership has significant influence, but not control, are accounted for using the equity method (ASC 323 Investments – Equity Method and Joint Ventures). Under this method, the initial investment is recorded at cost and adjusted thereafter to recognize UCA’s pro-rata share of the investee’s profits or losses, as well as cash contributions to or distributions from the investee. These investments are presented as “Investment in Joint Ventures” in Other Long-Term Assets on the balance sheet. UCA’s share of the investees’ net income or loss is included in “Other Income (Loss), net” in the statement of operations. The Partnership had two active joint venture investments accounted for under the equity method during 2023 and 2024 (see Note 10).

(j) Property and Equipment: Property and equipment (including any furniture, fixtures, or similar assets) are recorded at cost. Depreciation is computed on a straight-line basis over the assets’ estimated useful lives. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income. Routine repairs and maintenance that do not extend the asset’s useful life are expensed as incurred. Real estate held for rental use is treated similarly in accordance with ASC 360 Property, Plant, and Equipment. The Partnership’s ranges of estimated useful lives are:

●	Furniture, Equipment and Other Fixed Assets: 3 to 7 years

●	Buildings and Improvements: 30 years

(k) Assets Held for Sale: Assets (and associated liabilities) that meet the criteria to be classified as held for sale (ASC 360-10) are no longer depreciated and are measured at the lower of their carrying amount or fair value minus costs to sell. Any write-down to fair value less cost to sell is recorded as an impairment loss. During the years ended December 31, 2024 and 2023, the Partnership did not record any impairment charges related to assets held for sale. (See Note 9 for details on real estate assets, including those classified as held for sale.)

(l) Reclassifications: Certain prior-period amounts have been reclassified to conform to the current year presentation, if applicable. These reclassifications had no effect on previously reported net income or partners’ capital.

(m) Recent Accounting Pronouncements: Management has reviewed recently issued accounting pronouncements and standards updates. In management’s opinion, there are no new pronouncements adopted in 2024 (or not yet adopted) that had a material impact on the Partnership’s financial statements. The Partnership will continue to monitor future updates to determine their applicability and impact, if any, on its financial reporting.

NOTE 3 – Fair Value of Financial Instruments

The Partnership follows ASC 820 – Fair Value Measurement for valuing and disclosing financial instruments. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy is as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities, available at the measurement date.

●	Level 2: Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets/liabilities, or other inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability.

●	Level 3: Unobservable inputs for the asset or liability, reflecting the Partnership’s own assumptions about assumptions market participants would use (e.g., based on discounted cash flow analyses or other valuation models).

The Partnership endeavors to use the best available information, including observable market data when available, to value its financial instruments. When available, Level 1 inputs (quoted market prices) are used; if not, Level 2 inputs (such as comparable asset values or observable interest rates) are applied. In the absence of observable inputs, or when significant adjustments to observable inputs are required, instruments are valued using Level 3 inputs.

Valuation Methods: The following methods and assumptions were used by management to estimate the fair value of financial instruments: cash, accounts receivable, and accounts payable are short-term in nature and approximate fair value. Notes receivable and notes payable are evaluated based on current interest rates and credit risk; for many of these, carrying value approximates fair value given their terms. The fair value of convertible notes receivable is assessed in part based on the fair value of the underlying equity into which they can be converted (an observable input), but significant other assumptions (e.g., discount rates, timing) are unobservable, so these are classified as Level 3. Investments in joint ventures do not have quoted market prices; their fair value is approximated by the Partnership’s share of the ventures’ net assets and is classified as Level 3.

Fair Value Hierarchy Table: The following tables present the Partnership’s financial assets and liabilities measured or disclosed at fair value on a recurring basis, categorized by fair value hierarchy level as of December 31, 2024 and 2023:

●	As of December 31, 2024:

Financial Instrument	Level 1	Level 2	Level 3	Total
Note receivable – related party (see Note 8)	$–	$–	$256,000	$256,000
Notes receivable – other	$–	$–	$191,000	$191,000
Convertible notes receivable	$–	$–	$634,518	$634,518
Investment in joint ventures	$–	$–	$3,731,935	$3,731,935
Note payable (short-term loan)	$–	$–	$(68,780)	$(68,780)
Total	$0	$0	$4,744,673	$4,744,673

●	As of December 31, 2023:

Financial Instrument	Level 1	Level 2	Level 3	Total
Note receivable – related party (see Note 8)	$–	$–	$216,702	$216,702
Notes receivable – other	$–	$–	$218,000	$218,000
Convertible notes receivable	$–	$–	$461,166	$461,166
Investment in joint ventures	$–	$–	$3,537,717	$3,537,717
Note payable (short-term loan)	$–	$–	$(52,000)	$(52,000)
Total	$0	$0	$4,381,585	$4,381,585

All of the above financial instruments were classified as Level 3 at each year-end presented, as no quoted market prices or observable market inputs were available for these instruments. During 2024 and 2023, there were no transfers between Level 1, Level 2, or Level 3 classifications.

Level 3 Inputs: The fair values of notes receivable (including convertible notes) are primarily based on the expected future cash flows, discounted at rates considered to reflect current market conditions and the credit risk of the respective borrowers. For convertible notes, management also considers the value of the underlying equity securities of the issuer (to which UCA has conversion rights) as an indicator of fair value; as of December 31, 2024, the market value of the shares that would be received upon conversion exceeded the carrying amount of the note, but management has maintained the note at its face value plus accrued interest (with no fair value uplift) given the short-term maturity and uncertainty in execution of conversion. The investment in joint ventures is valued based on the Partnership’s share of the joint ventures’ net assets, which largely consist of real estate properties (valued at cost plus improvements) – an unobservable input. The note payable fair value is estimated based on the amount owed (including accrued interest) as the note was settled shortly after year-end (see Note 18). Management believes the recorded values for these financial instruments approximate their exit price (fair value) in an orderly transaction at year end.

NOTE 4 – Concentrations of Credit Risk

(a) Cash Deposits: The Partnership maintains its cash balances with financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per institution. At December 31, 2024 and 2023, the Partnership’s cash balances were well below FDIC-insured limits. Management periodically evaluates the creditworthiness of these institutions and believes the credit risk is low.

(b) Notes Receivable: The Partnership holds various notes receivable from third parties and related parties (see Note 7 and Note 8). A significant portion of these notes are concentrated with a small number of borrowers. Notably, as of December 31, 2024, the Partnership held convertible promissory notes receivable totaling $634,518 from a single publicly traded company (aggregate principal and accrued interest – see Note 7). These notes are convertible at the Partnership’s option into common shares of the issuer at a discount to the prevailing market price. At December 31, 2024, based on the issuer’s quoted stock price (an observable input), the number of shares that would be issuable upon conversion of these notes had a market value greater than the carrying value of the notes. While this provides a measure of security, the collection (or conversion) of these notes is dependent on the borrower’s financial condition and market conditions for the stock, representing a concentration of credit risk for the Partnership. Management actively monitors the performance and credit of all borrowers.

NOTE 5 – Insurance Claim Receivable

On December 8, 2022, a fire destroyed a building at one of the Partnership’s Atlanta properties (held through subsidiary SHOC Holdings LLC – see Note 9(a)(iii)). The Partnership filed an insurance claim for the loss. As of December 31, 2022, an insurance claim receivable of $560,000 was recorded for the amount approved by the insurance company to cover the property damage. During the year ended December 31, 2023, the Partnership received the full $560,000 cash settlement from the insurance carrier, satisfying the claim in full. There was no remaining insurance receivable as of December 31, 2023 or 2024. (Proceeds from this settlement are reflected as a cash inflow in 2023, and the gain from insurance recovery was offset against the loss on the property in the 2022 financial statements.)

NOTE 6 – Marketable Equity Securities

During the year ended December 31, 2023, the Partnership held 100 million restricted common shares of an unrelated publicly traded company. These shares were originally obtained in connection with a financing arrangement and had a carrying value on UCA’s books of $100,000. In 2023, the Partnership also had an unsecured note payable outstanding to this same third party (the issuer of the shares). On November 11, 2022, the note’s terms were amended (see Note 11) to include a clause that allowed UCA to redeem (exchange) the 100 million shares in full settlement of the note if the issuer failed to maintain compliance with OTC Pink Current Information disclosure status for 90 consecutive days. In 2023, that trigger event occurred (the issuer failed to remain current for the required period). As a result, during 2023 the Partnership exercised its right under the agreement and exchanged the 100 million shares back to the issuer to settle the note payable. The note had an outstanding balance of $208,120 at the time of settlement. The exchange of the shares (book value $100,000) for elimination of the $208,120 debt resulted in a gain of $108,120, which is recorded as “gain on settlement of loan” in the 2023 statement of operations. This transaction was executed pursuant to the terms of the amended note agreement with the third party. As of December 31, 2024, the Partnership did not hold any marketable equity securities, and the associated note payable had a zero balance (see Note 11).

NOTE 7 – Loans Receivable (Portfolio Loans to Third Parties)

The Partnership had the following loans receivable from third parties during 2023 and 2024. These loans are part of UCA’s portfolio of short-term financing arrangements:

●	July 2024 – Convertible Note Receivable ($150,000): In July 2024, the Partnership entered into an investment agreement with an unrelated third-party borrower that consolidated two smaller existing notes into a new convertible promissory note. The new note had a face amount of $150,000, which was used to (i) settle an existing $16,000 note (including accrued interest) owed by the borrower, (ii) settle an existing $60,000 note (including accrued interest) owed by the borrower, and (iii) provide an additional $69,973 of cash funding to the borrower. The new $150,000 note bears interest at 10% per annum and matures on July 9, 2025. As of December 31, 2024, the outstanding principal was $150,000 and accrued interest receivable was $7,038. This note is convertible, at the Partnership’s option, into common stock of the borrower (a publicly traded company) at a contractual discount to the market price.

●	Short-Term Notes – Issued and Repaid in 2024: The Partnership made two short-term loans to third parties in early 2024 that were fully repaid within the year. (i) In January 2024, UCA advanced $60,000 to a third party under a note bearing 8% annual interest, originally maturing January 21, 2025 – this note was repaid in full in July 2024 (early extinguishment; outstanding balance $0 at 12/31/2024). (ii) In April 2023, UCA had advanced $16,000 to a third party (8% interest, initial maturity December 11, 2023, extended to June 30, 2024); this note, including all extensions, was also repaid in July 2024. As of December 31, 2024, both of these notes had no remaining balance or accrued interest.

●	May 2022 – Note Receivable ($200,000) Extended: In May 2022, the Partnership loaned $200,000 to an unrelated business under a note receivable with an 8% annual interest rate. The original maturity was November 27, 2022, but this note has been extended multiple times due to the borrower’s requests. Key extension terms included: an extension to May 27, 2023 with an increase in the interest rate to 18% per annum (from 8%), a further extension to December 16, 2023 (at 18% interest), and subsequent extensions to January 31, 2024, and then to November 30, 2025. Extension fees and penalties were imposed for these modifications; for example, in January 2024 a $6,000 extension fee was paid by the borrower for the additional deferral, which UCA recognized as income. Given the repeated extensions and heightened credit risk, management recorded a reserve for credit loss (allowance for doubtful accounts) of $36,000 against this note as of December 31, 2024. This reserve reflects an estimate of potential loss due to the uncertainty of full collectability. As of December 31, 2024, the note’s contractual principal balance was $200,000 and accrued interest was $18,000. After applying the allowance, the net carrying value of this note was $191,000. Management continues to work with the borrower and monitor this situation; interest at the higher rate continues to accrue while the note remains outstanding.

●	March 2020 – Promissory Note Swap (Convertible Note $414,000): On March 4, 2020, a borrower issued a 3-year promissory note to the Partnership with a principal amount of $400,000, carrying interest at 1.75% per quarter (7% annualized). This note was due March 4, 2023. As of December 31, 2022, the note had an outstanding principal of $400,000 and accrued interest of $79,148. On January 31, 2023, UCA entered into a four-party Security Exchange Agreement (“Swap Agreement”) involving this borrower and a third-party publicly traded company, Vaycaychella Inc. Under the swap agreement, UCA canceled the original $400,000 note receivable (and forgave the $79,148 of accrued interest) and in exchange received a new Convertible Promissory Note from a third-party company in the amount of $414,000 (representing the principal plus accrued interest of the original note, less a $65,148 difference). The $65,148 shortfall between the carrying amount of the original note (principal + accrued interest) and the new note value was recognized as a loss on settlement of loan receivable in the 2023 income statement. The new convertible note, dated January 31, 2023, had a principal of $414,000, an 8% annual interest rate, and an initial maturity date of January 30, 2024. The note is convertible at UCA’s option into common stock of the new borrower, which is Vaycaychella Inc, a public company traded on the OTC Market. This convertible note’s maturity was extended twice: first to July 31, 2024, and subsequently (on August 1, 2024) to July 31, 2025. As of December 31, 2024, the convertible note receivable had an outstanding principal balance of $414,000 and accrued interest of $63,480. The total carrying amount of this note (principal plus interest) is $477,480, which is included in Convertible notes receivable in the balance sheet. Management continues to accrue interest income on this note and will evaluate conversion or other settlement options as the July 2025 maturity approaches.

Credit Quality and Allowance: Management evaluates the collectability of all loans receivable on an ongoing basis. As noted above, one long-term note has a specific allowance of $36,000 at December 31, 2024 due to heightened risk. No other loans were considered impaired as of year-end 2024 or 2023. The Partnership’s policy is to charge off loans (or portions thereof) when management believes the balance is uncollectible.

NOTE 8 – Loans Receivable – Related Parties

This note details loans and similar receivables involving related parties (as defined by ASC 850) during 2023 and 2024. Related parties include the Partnership’s General Partner and affiliates, as well as joint ventures in which the Partnership has an interest. The issuance and management of these loans receivable do not occur expenses except for insignificant administrative costs.

(a) Sale of 10% Interest in General Partner (Management Company): On December 31, 2024, the Partnership entered into an agreement to sell its 10% ownership stake in its general partner (UCF Asset, LLC, “UCFA”). The Partnership had originally acquired this 10% interest in UCFA in April 2023 for cash consideration of $120,000. Because UCFA is the entity that manages UCA, this was a related-party investment. The April 2023 purchase was recorded as an investment in a related party; however, due to uncertainty about its recoverability, the Partnership fully impaired the $120,000 investment in 2023 (recognizing a loss in Other Income (Loss)). In the fourth quarter of 2024, a third-party buyer (related to the Partnership in terms that the buyer managed a joint-venture with the Partnership) agreed to purchase UCA’s 10% stake in UCFA for $250,000. The sale was executed via a promissory note: the Partnership recorded a note receivable of $250,000 from the buyer on December 31, 2024. The note carries no interest (0%) and has a maturity date of April 1, 2025. As a result of this pending sale, the Partnership reversed a portion of the prior impairment, recognizing an $84,000 gain in 2024 (reported as “gain on recoupment of impairment of investment in related party”) – effectively reflecting partial recovery of the investment’s value. The remaining difference between the sale price and the original cost (after impairment) will be recognized upon collection of the note. This $250,000 related-party note receivable was outstanding at December 31, 2024 (and was subsequently settled as described in Note 18(b)).

(b) Joint Venture Loan – Rufus Rose House JV: On January 31, 2023, the Partnership (through subsidiary Atlanta Landsight, LLC) entered into a Joint Venture agreement with Great Estate Builders, LLC (“GEB”) to form the Rufus Rose House Joint Venture (see Note 10(a)). Under the JV agreement, any cash advanced by UCA for direct or indirect costs to improve the Rufus Rose House property would be treated as a loan receivable from the JV to the Partnership. Such advances accrued interest at 9% per annum (0.75% per month) until either repaid by the joint venture or converted into additional equity. During 2023 and 2024, the Partnership made various payments on behalf of the JV for property improvement costs. As of December 31, 2023, the cumulative amount of these advances was $216,702 (inclusive of accrued interest), which was recorded as a loan receivable due from the JV (a related-party asset). In 2024, GEB (the JV partner) was acquired by an unrelated public company, and the JV agreement was revisited. In December 2024, UCA and GEB agreed to amend the joint venture agreement such that i) GEB as the other party of the JV was replaced by its parent company; and ii) all outstanding loans from UCA to the JV would be converted into additional equity investment (contributed capital) in the JV. As part of this modification, the Partnership capitalized the entire loan receivable of $275,918 (principal plus accrued interest through the amendment date) into its investment in the joint venture. After this conversion (which is reflected as an additional $275,918 capital contribution in 2024), the JV loan receivable was reduced to $0 on UCA’s books. Any future expenditures by UCA for the JV’s benefit will be directly treated as capital contributions rather than loans. (See Notes 10(a) and 17(a) for additional information on the JV and this amendment.) The conversion of the loan to equity did not have an income statement impact, but increased UCA’s carrying value in the Rufus Rose House JV.

(c) Advance to General Partner for QOF Initiative: On May 15, 2019, the Partnership filed a Form 1-U indicating its intent to convert UCA into a Qualified Opportunity Fund (“QOF”). In connection with that plan, on June 10, 2019 the Partnership issued a promissory note receivable to UCF Asset, LLC (the General Partner) for $100,000. This advance was meant to fund costs associated with raising capital for the QOF conversion. The note carried interest at 0.375% per month (4.5% annual, simple interest) and was to mature on the earlier of: (1) the Partnership raising $20 million in new capital through issuance of preferred units, or (2) June 10, 2021. In June 2020, the Partnership’s management decided not to proceed with the QOF conversion and formally withdrew the plan. A “Resolution to General Partner Advancement Repayment Plan” was executed to reschedule repayment of the outstanding advance. Under the revised terms: the General Partner was to repay $50,000 of principal plus $1,500 of accrued interest by June 30, 2020, and the remaining $50,000 principal plus another $1,500 interest would be repaid in installments equal to 10% of the GP’s management fee each quarter. Any unpaid balance would continue to accrue interest at 1% per quarter (non-compounded) during the repayment period, with the new repayment schedule commencing July 1, 2020. The GP made the required $50,000 payment in 2020 and began quarterly installment payments thereafter. As of December 31, 2022, the remaining principal due from the GP under this arrangement was $10,544 (with a small amount of accrued interest). During 2023, the GP paid off the remaining balance in full, satisfying the advance. Thus, at December 31, 2023, there was no outstanding loan receivable from the GP related to this initiative, and none at December 31, 2024. This transaction is considered a related-party loan/advance and is also referenced in Note 14.

NOTE 9 – Real Estate

The Partnership’s real estate assets are categorized as either (a) held for sale or (b) held for renovation/remodel/redevelopment (operational properties). The following is a summary of the significant real estate holdings and activities:

(a) Real Estate Held for Sale: Properties that the Partnership has committed to sell (or is actively marketing for sale) are classified as held for sale (see Note 2(k)). As of December 31, 2024, one property was classified as held for sale (Sandy Springs, GA), and two properties that were held for sale in the prior year were sold during 2024. Details are as follows:

●	(i) Sandy Springs, GA: In June 2020, the Partnership (through subsidiary Atlanta Landsight, LLC or “ALS”) entered into an agreement with an unrelated party to acquire a residential property in Sandy Springs. Prior to obtaining title, ALS paid $337,500 to the seller for assignment of the economic and operational rights to the property, allowing ALS to control and use the property before closing. ALS improved the property significantly, which increased its value. The property was originally used as a rental property. As of December 31, 2022, the carrying value of the property (land and building) was $495,367, with accumulated depreciation of $22,656 (reflecting its use as a rental property to that point). On January 17, 2023, ALS paid off the remaining first mortgage balance of $380,924 on the property, clearing all liens. Under the acquisition agreement, the seller then became obligated to transfer the deed to ALS for a nominal price of $1 (which occurred in early 2023, giving ALS full legal title). After obtaining title, ALS re-designated the property as held for sale (rather than rental) and continued to make capital improvements. By December 31, 2024, the capitalized value of this property (cost basis including improvements) was $980,988. This amount represents the carrying value on the balance sheet as “Real estate held for sale – Sandy Springs”. The property is being actively marketed, and no impairment was required as the estimated fair value less cost to sell exceeds the carrying amount.

●	(ii) Texas Land: In August 2022, the Partnership (through Atlanta Landsight, LLC) purchased a parcel of land in Texas. The purchase was financed by the seller via a convertible promissory note of $1,097,250 and a short-term note of $252,750 (total purchase price $1,350,000). This land was classified as held for sale shortly after acquisition. On December 31, 2022, ALS received and accepted an offer from an unrelated third party to buy the Texas land for $1,900,000 in cash. The sale closed in January 2023, and ALS received approximately $1.9 million in gross proceeds. After closing costs and repayment of the seller-financed notes, the Partnership recognized a significant gain on sale (approximately $463,600, which is reflected in 2023 results). As a result of the January 2023 sale, the carrying value of this Texas land was $0 at December 31, 2023 (and of course $0 at December 31, 2024).

●	(iii) Atlanta, GA Land (Former SHOC Property): The Partnership, through subsidiary SHOC Holdings LLC (“SHOC”), had been renovating a historic property in Atlanta with an anticipated sale for $1.05 million. In November 2022, before the sale closed, the property was completely destroyed by fire (see Note 5). The structure was a total loss. SHOC and the insurance carrier agreed to a cash settlement of $560,000 for the building loss, which was received in 2023. The remaining asset after the fire was the underlying land. In December 2022, SHOC reclassified the land (carrying value $295,465 after writing off the building) as “Real estate held for sale”. This represented the land value (since the building was gone). In 2023, SHOC incurred approximately $45,000 of costs to clear debris and prepare the site; this amount was capitalized into the land’s carrying value (bringing the book value of the land to about $340,465). The land was held for sale during 2023. In July 2024, the Partnership sold this Atlanta land parcel to a third party for $340,000 in cash. The sale was completed without further material costs. The carrying value of the land at time of sale was approximately $340,006, resulting in a negligible loss on sale. At December 31, 2024, the Partnership had no remaining assets in this category related to the Atlanta property (carrying value $0 at 12/31/2024, compared to $340,006 at 12/31/2023).

(b) Real Estate Held for Renovation/Remodel/Rebuild: These are properties that the Partnership is actively developing, improving, or holding for long-term potential sale (but not yet meeting held-for-sale criteria). As of December 31, 2024, UCA had one significant property in this category:

●	(i) Rufus Rose House (Atlanta, GA): The Rufus Rose House is a historic building in Atlanta. In July 2021, the Partnership (via Atlanta Landsight LLC) purchased the Rufus Rose House for $1,650,000. The Partnership invested additional funds to stabilize and improve the building to make it usable (e.g., structural repairs, preservation efforts). These capital improvements increased the asset’s carrying value. As of December 31, 2022, the Rufus Rose House property was carried at $1,838,719 (reflecting purchase price plus capitalized improvements to date) and was classified as “real estate held for renovation” (an operating asset). On January 31, 2023, UCA entered into a joint venture agreement regarding this property (the Rufus Rose House Joint Venture with GEB LLC). UCA contributed the Rufus Rose House property (valued at $1,838,719) into the joint venture as a capital contribution, effectively transferring the property from a wholly owned asset of UCA into a jointly owned venture (see Note 10(a) for details). Additionally, UCA converted a $100,000 advance (previously owed by the JV partner) into equity at the time of JV formation. After January 31, 2023, the Rufus Rose House is no longer recorded as direct “Real Estate” on UCA’s balance sheet; instead, UCA’s interest in the property is reflected in the “Investment in Joint Ventures” line (equity method investment in the JV). There was no direct real estate held for renovation on UCA’s balance sheet as of December 31, 2023 or 2024 because of this contribution. (Any improvements made in 2023–2024 were through the JV structure, with UCA’s share reflected in the JV investment value.)

Note: The Rufus Rose House joint venture and the accounting for UCA’s contribution are described in Note 10(a). The Partnership did not have other properties under development or renovation outside of the joint venture as of year-end 2024.

NOTE 10 – Investment in Joint Ventures

The Partnership has two joint venture investments accounted for under the equity method (see Note 2(i)). Summarized below are the details of these ventures and the Partnership’s accounting:

(a) Rufus Rose House Joint Venture: On January 31, 2023, Atlanta Landsight, LLC (UCA’s subsidiary) and Great Estate Builders, LLC (“GEB”) formed an unincorporated joint venture to own and rehabilitate the Rufus Rose House property in Atlanta. The purpose of the Rufus Rose House JV is to improve and potentially rent out the historic building (and eventually consider a sale or other monetization). Under the JV agreement, ALS and GEB have joint control over major decisions (neither party controls unilaterally), while GEB is designated managerial authority on daily operation. The JV agreement calls for UCA to receive 80% of profits recognized and realized by the JV and the JV partner to receive 20% of such profits. This 80-20 split of the profits can be adjusted if the JV partner contributes capital to the JV. UCA’s subsidiary ALS contributed the Rufus Rose House property into the JV at an agreed value of $1,838,719. Additionally, ALS converted a $100,000 pre-existing loan receivable (owed by GEB or related to the property) into an equity contribution in the JV. In total, UCA’s initial investment in the JV was valued at $1,938,719 (this represents the fair value of consideration given: the property and the converted loan). GEB, in turn, contributed its expertise and an obligation to oversee development and improvements (and may have contributed minor capital). UCA recorded its investment at $1,938,719 as of the JV formation date.

During the year 2024, as described in Note 8(b), UCA made additional contributions to the JV by capitalizing what had been loans for property improvements. Specifically, in December 2024, UCA increased its JV investment by $275,918 (reflecting cumulative advances converted to equity). There were no distributions to UCA from the JV in 2023 or 2024, and the JV did not produce significant profits or losses during this period (the property was under renovation and not yet revenue-generating; any minor operating expenses were offset by capital contributions). The carrying amount of UCA’s investment in the Rufus Rose House JV was $2,214,637 as of December 31, 2024, compared to $1,938,719 at December 31, 2023. A reconciliation of UCA’s joint venture investment in Rufus Rose House is as follows:

UCA Investment in Rufus Rose House JV	Amount (USD)
Initial contribution – Property (Jan 2023)	$1,838,719
Initial contribution – Converted loan	$100,000
Balance, December 31, 2023	$1,938,719
Additional capital contributions (2024)	$275,918
Share of 2024 JV profit/(loss)	$–
Distributions from JV (2024)	$–
Balance, December 31, 2024	$2,214,637

(The Rufus Rose House JV had no significant operating income in 2023 or 2024; UCA’s share of JV net income was $0 in both years. Any expenses incurred were capitalized or funded via contributions. If the property generates rental income in the future, UCA will recognize 50% of JV profits under the equity method.)

Additionally, per the JV agreement (prior to amendment), UCA had the right to accrue a 9% interest loan for any additional funds it paid on behalf of the JV (as described in Note 8). After GEB’s change of control and the December 2024 amendment, UCA agreed that any such funding is to be treated as equity. The JV continues to plan for restoration or productive use of the Rufus Rose House; UCA will account for its share of results going forward.

(b) AZO Property LLC Joint Venture (Investment in Associate): On April 3, 2023, the Partnership formed AZO Property LLC (“AZOP”), an Oklahoma limited liability company, as a new wholly-owned subsidiary with an initial cash investment of $1,000,000. AZOP was created to pursue real estate opportunities in Oklahoma. Subsequently, on May 1, 2023, UCA entered into a complex Securities Exchange Agreement with a third-party investor to collaborate on a specific property investment: FR-UCA, LLC (“FR-UCA”). FR-UCA LLC owned an industrial property in Oklahoma (the “Oklahoma Property”) valued at approximately $2,200,000 and had no other assets or liabilities. The series of transactions under the exchange agreement were as follows:

●	UCA issued 500,000 of its Series B Preferred Units (see Note 15) to the third party, at an agreed value of $1.20 per unit (total value $600,000).

●	UCA also transferred a 50% equity interest in AZO Property LLC to the third party. At the time, AZOP’s primary asset was $1,000,000 in cash; for purposes of the exchange, the parties valued the 50% interest in AZOP at $500,000.

●	In return, the third-party transferred to UCA a 50% equity interest in FR-UCA LLC, effectively sharing ownership of the Oklahoma Property. The acquired 50% interest in FR-UCA was valued at $1,100,000 (half of the $2.2 million property value).

After this exchange (completed May 2023), the ownership structure was as follows: UCA owned 50% of AZO Property LLC and 50% of FR-UCA LLC; the third-party owned the other 50% of AZOP, the other 50% of FR-UCA, and became a holder of 500,000 Series B Preferred units in UCA. AZO Property has a asset of $1,000,000 in cash, and FR-UCA LLC owns the Oklahoma Land which was valued at $2.2 million.

Importantly, as a result of these transactions, UCA lost its controlling interest in AZO Property LLC (going from 100% to 50%).

Subsequent to the above transaction, UCA and the third-party both contributed their 50% equity in FR-UCA LLC (representing 50% ownership in the Oklahoma Land) into AZOP, essentially making FR-UCA a wholly-owned subsidiary of AZOP. After this transaction, AZOP has a net asset of $3.2 million, including $1.0 million in cash and $2.2 million in equity of its wholly-owned subsidiary FR-UCA, which, in turn, owned the Oklahoma Property.

UCA and the third party began operating AZOP as joint owners (each 50%). The intent was that AZO Property LLC would serve as the joint venture entity encompassing the entire Oklahoma property project – eventually, FR-UCA would transfer the title of the property to AZOP, and FR-UCA would be dissolved. This took place in June 2024, such that AZO Property LLC became the 100% owner of the Oklahoma Property, with UCA and the third party each owning 50% of AZOP.

From May 1, 2023 forward, UCA accounts for its investment in AZO Property LLC under the equity method (ASC 323), as UCA has significant influence but no longer controls AZOP. The deconsolidation of AZOP in May 2023 was accounted for by removing AZOP’s assets (cash) from UCA’s consolidated balance sheet and recognizing UCA’s remaining 50% interest in AZOP at fair value. No material gain or loss was recognized on losing control, as the fair value of the consideration received (the 50% FR-UCA interest and other consideration) was approximately equal to the carrying value of what was given up. UCA’s initial carrying value for its Investment in AZO Property LLC was established at approximately $1.60 million in May 2023. This represented UCA’s share of the joint venture’s net assets at inception: primarily 50% of the $1,000,000 cash (i.e. $500,000) plus 50% of the land valued at $2.2 million (i.e. $1.1 million), less any minor liabilities or adjustments.

Throughout the remainder of 2023 and 2024, AZO Property LLC used the contributed cash to begin development activities related to the land. It also acquired certain equipment needed for the project. UCA’s share of AZOP’s net income or loss is recognized each period. For the year ended December 31, 2023, UCA recorded an immaterial loss of $1,002 representing its share of AZOP’s expenses since formation (this appears in Other Income (Loss)). For the year ended December 31, 2024, UCA recorded a loss of $21,699 as its equity in AZOP’s net loss (primarily related to administrative expenses and depreciation of equipment in AZOP during 2024). These losses reduced the carrying value of UCA’s investment accordingly. As of December 31, 2024, the carrying amount of UCA’s Investment in AZO Property LLC was approximately $1.517 million. This amount is included in the total “Investment in joint ventures” on the balance sheet (combined with the Rufus JV investment discussed above).

Critical Judgments: The accounting for the AZO Property LLC transactions was complex and involved significant judgment. Management evaluated ASC 810 – Consolidation guidance when UCA’s ownership of AZOP changed. Because control was relinquished, UCA deconsolidated AZOP and recognized its remaining interest at fair value. The fair values of non-cash consideration in the exchange (the Series B Units issued and the interest in FR-UCA received) were based on appraised land values and negotiated unit pricing, respectively. These estimates affected the recorded values of the equity-method investment. Management also assessed whether AZOP should be considered a variable interest entity (VIE) and concluded that joint control was shared evenly, and neither party was the primary beneficiary; thus equity method was appropriate.

Going forward, UCA will continue to report its 50% share of AZOP’s income or loss. The Oklahoma land held by AZOP remains carried at cost (plus improvements) in AZOP’s books. If the land’s fair value changes significantly or if AZOP generates profits from operations or a sale, UCA will reflect its share accordingly. (See Note 18(a) for a significant subsequent event involving AZO Property LLC – UCA agreed in 2025 to purchase the remaining 50% of AZOP it does not own.)

NOTE 11 – Notes Payable

Notes payable consist of short-term financing obtained by the Partnership, often to support acquisitions or provide interim funding. During 2023 and 2024, the Partnership entered into and repaid several promissory notes. All interest incurred on these notes is expensed as interest expense in the period incurred. Details of notes payable are as follows:

Notes Issued and Repaid in 2024:

●	April 2024 – $120,000 Secured Note: In April 2024, the Partnership issued a secured promissory note to a private investor for $120,000. The note carried an interest rate of 13.5% per annum and an original maturity date of May 1, 2025. As an inducement to the lender, the Partnership pledged a parcel of land in Atlanta as collateral for this note. This loan was repaid early, on July 10, 2024, prior to maturity. No balance remained at year-end 2024.

●	April 2024 – $50,000 Secured Note: Also in April 2024, the Partnership borrowed $50,000 from a private lender under a secured promissory note bearing interest at 24% per annum. The note was due July 12, 2024. The Partnership pledged a building in Atlanta as collateral for this note. The note was repaid in full at its maturity in July 2024. There was no outstanding balance at December 31, 2024.

●	March 2024 – $60,000 Secured Note: In March 2024, the Partnership issued a $60,000 secured promissory note to a private investor. The note carried an 18% annual interest rate and a short-term maturity date of June 21, 2024. As collateral, UCA pledged its Sandy Springs, GA property (see Note 9(a)(i)). This note was not paid by the June maturity; instead, the lender agreed to a brief extension. The note was ultimately repaid on January 6, 2025 (see Note 18(c) subsequent event for refinancing details). At December 31, 2024, the outstanding principal balance was $60,000 and accrued interest payable was $8,780. The note’s terms and collateral remained in effect through year-end. (This note was refinanced in January 2025 as described in Note 18.)

●	February 2024 – $12,000 Unsecured Note (Related Party): In February 2024, the Partnership issued an unsecured promissory note to a related party (an affiliate of the General Partner) for $12,000. The note bore interest at 2% per month (24% annual, simple interest) and was to mature on May 14, 2024. This short-term advance was used for working capital. The note was repaid in full on May 20, 2024. No balance or accrued interest remained at year-end 2024.

●	January 2024 – $50,000 Secured Note: In January 2024, UCA borrowed $50,000 from a private investor via a secured promissory note with interest at 1.5% per month (18% annual, non-compounded). The note had a maturity date of March 29, 2024 and was collateralized by certain Partnership assets. The Partnership repaid this note on March 25, 2024, before the due date. There was no balance outstanding as of December 31, 2024.

Notes from 2023 (and Prior) Outstanding into 2024:

●	November 13, 2023 – $50,000 Secured Note: On November 13, 2023, the Partnership issued a $50,000 secured promissory note to a third-party lender. The note carried interest at 2% per month (24% annual) and a maturity date of February 12, 2024. The note was secured by certain Partnership assets. UCA did not pay the accrued interest by the original maturity, resulting in a default on the interest payment. However, the Partnership and lender negotiated a settlement and refinance agreement on April 12, 2024. Under that agreement, UCA paid $7,000 in accrued interest to the lender (covering the defaulted interest through that date) and the lender agreed to convert the remaining obligation into a new note. The original $50,000 principal plus any additional accrued interest (beyond the $7,000 paid) was rolled into a new note effective April 12, 2024. The new note carried the same interest rate (2% per month) and was secured by the same collateral. The new note was then repaid in full on July 11, 2024. As a result, the balance of the original November 2023 note was effectively settled by mid-2024, and there was no outstanding balance related to this borrowing at December 31, 2024.

●	September 26, 2022 – $225,858 Unsecured Note (Amended and Settled in 2023): On September 26, 2022, the Partnership issued an unsecured promissory note to a third-party lender in the principal amount of $225,858. This note initially bore 0% interest (no interest) with a very short term – it was scheduled to mature in 45 days, on November 10, 2022. On November 11, 2022, one day after the original maturity, UCA and the lender amended the note agreement. Under the amendment, the lender agreed to extend the maturity to November 10, 2024 and to charge interest at 8% per annum (non-compounding) going forward. In connection with this amendment, UCA made a partial principal payment of $17,737 to the lender in November 2022. After that payment, the remaining principal of the note was $208,121. The amended note also included a critical clause: UCA obtained the right to exchange 100 million restricted common shares of the lender’s company (shares which UCA held as an investment – see Note 6) in full satisfaction of the note if the lender (a publicly traded company) failed to maintain its OTC “Current Information” status for 90 consecutive days. This clause protected UCA by providing a non-cash settlement mechanism. In 2023, as noted in Note 6, the lender did fail to maintain current status for the required period, and UCA exercised its option to exchange the shares for debt forgiveness. Thus, in 2023, UCA delivered the 100 million shares back to the issuer and the note payable of $208,121 (plus accrued interest) was considered fully paid off via this exchange. This resulted in the gain on debt settlement described earlier. As of December 31, 2023, the balance of this note payable was $0 (and it remained $0 at December 31, 2024). The share exchange effectively extinguished the debt without any cash outlay by UCA (see Note 6 for the gain calculation).

At December 31, 2024, after the flurry of borrowing and repayments described above, the only note payable balance on the Partnership’s balance sheet was the $60,000 note (plus interest) from March 2024, which was subsequently refinanced in January 2025 (Note 18(c)). All other notes had been paid off. Interest expense incurred on all notes for the years ended 2024 and 2023 was $13,243 and $2,185, respectively (see Statement of Cash Flows supplemental information).

NOTE 12 – Due to Related Party

From time to time, the Partnership and its related parties (primarily the General Partner, UCF Asset LLC) will advance funds or pay expenses on behalf of one another. These intercompany balances are non-interest bearing and payable on demand. If the Partnership has net borrowings from the GP or affiliates, it is presented as a liability “Due to related party.” If the Partnership has net advances to the GP, it is presented as an asset “Due from related party.” As of December 31, 2024, the Partnership had a receivable of $6,000 due from the General Partner, reflecting net expenses that UCA paid on behalf of the GP (this amount is expected to be reimbursed by the GP). As of December 31, 2023 and December 31, 2024, the Partnership had a payable of $41,146 due to a member of the General Partner, which was settled in the first quarter of 2025. These related-party balances and their changes are also referenced in Note 14

NOTE 13 – Mortgage Loan

On June 28, 2021, the Partnership (through subsidiary SHOC Holdings LLC) obtained a mortgage loan of $400,000 from a financial institution to finance the purchase of a building in Atlanta, GA (the building that was later destroyed by fire, see Note 9(a)(iii)). The mortgage bore interest at a variable rate equal to the one-year index rate (3.25% at loan inception) plus a margin of 1%, adjusting annually. The original maturity date was July 5, 2022, but the lender granted an extension to July 25, 2023. The mortgage was secured by the Atlanta property. On January 24, 2023, the Partnership fully repaid the remaining principal of $400,000 on the mortgage loan, along with any accrued interest, in accordance with the loan’s terms. This repayment cleared the mortgage and released the lender’s lien on the property’s title. As a result, at December 31, 2023 and continuing through December 31, 2024, the Partnership had no outstanding mortgage debt, and the Atlanta property (land) was unencumbered. The repayment was funded by internal cash resources, largely using proceeds from the insurance settlement (Note 5) and other asset sales. There were no mortgage loans outstanding as of the end of 2024.

NOTE 14 – Related Party Transactions

The Partnership engaged in the following significant related-party transactions during the years ended December 31, 2024 and 2023. (Refer to Note 8 and Note 12 for additional related-party balances.)

●	Management Fees to General Partner: Under the Limited Partnership Agreement, UCA pays an annual management fee to the General Partner (UCF Asset LLC, “UCFA”) equal to 2.0% of assets under management, calculated on the balance of assets at the beginning of the fiscal year and paid quarterly. Management fees expense was $102,481 for 2024 and $111,970 for 2023. These fees were paid in cash to the GP during each respective year. There were no unpaid management fees accrued at year end, as all fees due had been settled.

●	Loans and Advances with Related Parties: The Partnership has various financial interactions with related parties. As detailed in Note 8, UCA sold a 10% interest in the General Partner to an affiliate in 2024, resulting in a $250,000 note receivable (related party) at year-end. In addition, UCA had provided a $100,000 advance to the General Partner in 2019 (related to a planned QOF conversion), which was fully repaid in 2023 (Notes 8(c) and 12). The Partnership also enters into joint ventures with related parties (e.g., GEB LLC in the Rufus Rose House JV) and had extended funding to those ventures (treated as a related-party loan in 2023, later converted to equity in 2024 as described in Note 8(b)). The balance of due to related party at December 31, 2023 and 2024 (an amount of $41,146) reflected short-term funding from the GP to the Partnership, which was repaid in the first quarter of 2025. At December 31, 2024, the Partnership had a due from related party of $6,000 (net receivable from the GP for shared expenses, see Note 12). All related-party balances are on-demand and non-interest bearing (except where otherwise explicitly documented, such as the 9% JV funding rate prior to conversion). Management believes that related-party transactions are conducted on terms equivalent to an arm’s-length basis or under contractual obligation per the Partnership agreement.

(Additional related party note: In November 2023, a consent order with a state regulator (Note 16) involved the Partnership and an affiliate of the General Partner; however, the financial impact ($12,500 penalty) was borne by the Partnership.)

NOTE 15 – Partners’ Capital

Partnership Structure: UC Asset, LP’s capital structure consists of one General Partner (GP) and multiple Limited Partners (LPs). As of December 31, 2024, there were 72 limited partners holding Partnership units. The total contributed capital to the Partnership since inception was $8,006,004 (the same amount at December 31, 2023, as there were no new capital contributions in 2024). The Limited Partners’ Common Units issued and outstanding were 5,485,025 at December 31, 2024 (unchanged from 5,485,025 at December 31, 2023). In addition to common units, the Partnership has issued Preferred Units (Series B), as described below. The General Partner does not own any partnership units; instead, the GP’s economic participation is defined by the partnership agreement (via management fees and profit allocations – see below).

Series B Preferred Units: The Partnership has authorized a class of preferred units designated as “Series B Preferred”. On May 1, 2023, as part of the AZO Property LLC joint venture transaction (see Note 10(b)), the Partnership issued 500,000 Series B Preferred Units to the third-party investor at a stated face value of $1.20 per unit (total face value $600,000). All 500,000 of these Series B units were outstanding as of December 31, 2023 and 2024. No other series of preferred units were outstanding. The Series B Preferred Units carry specific rights and privileges as outlined in the Partnership’s agreement and the issuance terms:

●	No Mandatory Dividends: The Series B units do not have guaranteed or cumulative dividends. The Partnership may elect, at its discretion, to declare dividends on the Series B units, but there is no automatic dividend right.

●	No Voting Rights: Series B unitholders have no voting rights in Partnership matters, except as may be required by law for certain fundamental changes.

●	Preference on Distributions and Liquidation: The Series B Preferred ranks senior to the common units (and any other class of equity, if issued) with respect to dividend distributions and distributions upon liquidation. This means no distributions can be made to common unit holders (and no liquidation proceeds can be paid) until the Series B holders have received any preferential amounts that might be due to them.

●	No Redemption Rights: The Series B units are not redeemable at the option of the holder. The Partnership also has no mandatory redemption obligation (the units are perpetual equity unless converted or otherwise restructured).

●	Conversion Feature: Beginning 12 months after issuance (i.e., after May 2024), each Series B Preferred Unit becomes convertible, at the option of the holder, into common units of the Partnership. The initial conversion ratio is 1:1 (one common unit for each preferred unit), based on the face value and an initial conversion price of $1.20 per common unit. The Partnership has the right, however, to designate a different conversion price or to set a maximum number of common units that can be issued upon conversion (a cap) to manage dilution. This effectively means the conversion rate could be adjusted by the Partnership board, but not to the detriment of the preferred holder’s economic rights. As of December 31, 2024, none of the Series B units had been converted (since the 12-month holding period had just elapsed).

The rights and preferences above ensure that the Series B investor (the third party from the AZOP deal) is protected in terms of priority of returns, while limiting their influence over governance.

General Partner’s Interest: The General Partner (UCF Asset LLC) is not a limited partner and thus holds no “units” per se. The Partnership agreement does, however, entitle the GP to a share of profits as an incentive (“carried interest”). Specifically, net profits and losses of the Partnership are allocated among all partners (GP and LPs) in proportion to their capital contributions except that the GP is entitled to 20% of profits after the limited partners have received an 8% annualized return on their invested capital. In other words, the GP earns a performance allocation of 20% of profits above an 8% hurdle rate for the LPs. In years where there are profits in excess of the hurdle, net income is allocated such that the LPs receive an 8% return, and any remaining profit is split 20% to GP and 80% to LPs. In years with losses or insufficient profit, the GP’s participation may be zero. For 2024 and 2023, the Partnership’s net income levels did not exceed the preferred return threshold by a material amount, so virtually all net income was allocated to the limited partners. (The GP’s profit share, if any, is included in the allocation of net profit as stated. “Net profits and losses” in the financial statements are presented after any GP allocation.)

Distributions: Under the partnership agreement, distributions (cash or otherwise) are made to partners at the discretion of the General Partner, subject to available cash and other considerations, and are allocated in accordance with the partners’ respective capital accounts and the profit allocation provisions noted above. The Partnership did not declare or pay any distributions to either common or preferred unit holders in 2024 or 2023. (Any available cash was retained for reinvestment and operations.) If in the future distributions are made, Series CPreferred holders would have priority in receiving distributions up to their preferential amount before common unitholders receive distributions.

General Partner Capital Account: Historically, the Partnership recorded amounts related to the General Partner’s capital or contributions separately. The General Partner has not contributed capital to the Partnership (beyond managing operations), and as such does not have a capital account like an LP. In 2023, the Partnership briefly recorded a $120,000 contribution related to the GP interest purchase (when UCA acquired 10% of the GP – effectively recording an asset that was shown in equity as “GP units”). As of December 31, 2023, $120,000 was reflected in equity related to this “GP interest.” However, after the sale of that GP interest in 2024 (Note 8(a)) and a review of presentation, the Partnership no longer reports any amount as “GP capital.” At December 31, 2024, the balance is $0. In substance, the GP is not a unitholder in the Partnership, and all equity in the balance sheet belongs to the limited partners (common and preferred).

NOTE 16 – Regulatory Penalty

In November 2023, the Partnership and a related affiliate (the General Partner or its associate) entered into a Consent Order with the Washington State Department of Financial Institutions (Securities Division). The consent order was in regard to a compliance issue: the Partnership had accepted an investment in its offering from a resident of Washington State without having first registered the offering in that state (the offering was the Partnership’s Regulation A / Form 1-A offering). To settle this matter, UCA agreed to pay a $10,000 penalty and $2,500 of investigative costs to the State of Washington. The total of $12,500 was paid by the Partnership in November 2023. UCA and its affiliate neither admitted nor denied wrongdoing as part of the settlement, but agreed to comply with all state registration requirements in future offerings. This $12,500 expense is included in other operating expenses for 2023. There were no other regulatory penalties in 2024 or 2023.

NOTE 17 – Commitments and Contingencies

(a) Material Contracts (Joint Venture Agreement): On January 31, 2023, the Partnership entered into the Rufus Rose House Joint Venture agreement with Great Estate Builders, LLC (see Note 10(a)). This JV agreement is considered a material contract for the Partnership, as it governs the operation and eventual disposition of a significant asset (the Rufus Rose House property). Under the agreement, UCA and GEB jointly operate the venture to improve, rent, and potentially sell the property. The agreement includes provisions for capital contributions (UCA contributed the property and funds – Note 10(a); GEB contributes project management and potentially capital), profit-sharing (50/50), and joint approval of major decisions. In December 2024, following the acquisition of GEB by another company, the joint venture agreement was amended (as described in Notes 8(b) and 10(a)) to convert UCA’s outstanding loan advances into equity and adjust certain terms. The JV agreement, as amended, remains in effect as of year-end 2024. There are no other contracts (such as significant leases or purchase obligations) that are considered individually material to disclose.

(b) Litigation and Claims: From time to time, the Partnership may be subject to legal proceedings or claims that arise in the ordinary course of business. Management evaluates any such matters on a case-by-case basis. As of December 31, 2024, and December 31, 2023, the Partnership is not aware of any pending or threatened litigation, claims, or assessments against it that would have a material effect on the financial statements. No loss contingencies requiring recognition or disclosure were identified at either year-end.

NOTE 18 – Subsequent Events

Management has evaluated subsequent events after the balance sheet date through the date these financial statements were available to be issued April 28, 2025. The following material subsequent events occurred between January 1, 2025 and that evaluation date and are disclosed in accordance with ASC 855 – Subsequent Events:

(a) Acquisition of Remaining Interest in AZO Property LLC: In March 2025, the Partnership (UCA) closed a transaction to purchase the 50% of AZO Property LLC that it did not already own (thus planning to regain 100% ownership of AZOP). The purchase agreement with the third-party co-owner of AZOP includes the following consideration to be given by UCA: (i) the issuance of 833,334 Series B Preferred Units of UCA (valued at $1.20 per unit, for a total of approximately $1,000,001), (ii) a cash payment of $500,000, and (iii) the transfer of certain equipment to the seller (equipment that was held by AZOP, with a net depreciated value of $78,207). The total implied purchase price is $1,578,208. As part of this transaction, the parties agreed to utilize the $250,000 note receivable that UCA held (from the sale of the 10% UCFA stake – see Note 8(a)) as an offset against the purchase consideration. In effect, the third party buyer of the UCFA stake (who is also the AZOP seller) will not pay UCA the $250,000; instead, that amount reduces what UCA owes for the AZOP acquisition. After this offset, UCA issued a new note payable for $250,000 to the seller to cover the remaining obligation (essentially financing a portion of the purchase). This new note payable from UCA bears interest at 12% per annum and will mature in January 2026. The closing of this acquisition will result in AZO Property LLC becoming a wholly-owned subsidiary of UCA again in 2025 (subject to finalizing all consideration transfers). UCA will then consolidate AZOP for financial reporting once 100% control is regained. Management will assess the accounting (which likely will involve recognizing the acquired interest and removing the equity method investment). This subsequent event is expected to significantly increase UCA’s recorded assets (adding back the Oklahoma land at fair value) and liabilities (the new note payable) in 2025.

(b) Settlement of $250,000 Note Receivable (Related Party): As mentioned above and in Note 8(a), the $250,000 note receivable that the Partnership held at December 31, 2024 from the sale of the 10% UCFA stake was effectively settled in March 2025 as part of the AZOP purchase transaction. Instead of being repaid in cash by the maker on April 1, 2025, this note was offset against the purchase price for the AZOP interest (Note 18(a)). Consequently, UCA will not receive the $250,000 in cash; rather, the value was applied to reduce the amount UCA had to pay for AZOP. After the offset, the note receivable is considered paid in full and is no longer an asset of UCA, and the new $250,000 note payable (described above) was created. This non-cash settlement will be reflected in 2025 and will eliminate that related-party receivable from UCA’s books.

(c) Refinancing of Short-Term Note Payable: In January 2025, the Partnership refinanced the remaining $60,000 short-term note that had been outstanding at year-end 2024 (see Note 11, March 2024 note). On January 6, 2025, UCA and the lender agreed to replace the $60,000 note with a new note payable of $50,000. In conjunction with this refinancing, UCA made a payment of $10,000 toward the principal and paid all accrued interest of $9,020 in cash. The new $50,000 note carries an annual interest rate of 12% and matures on July 6, 2025. The collateral for the note remained the same (the Sandy Springs property, which was still held by UCA at that time). This refinancing reduces UCA’s debt obligation and interest cost going forward. The $8,780 of interest accrued as of year-end 2024, along with additional interest accrued in the first week of January, was settled as part of the $9,020 payment. This subsequent event will be reflected in 2025 by a decrease in notes payable and cash outflows for debt service.

Management is not aware of any other events or transactions occurring subsequent to December 31, 2024 that would require additional adjustment or disclosure in the financial statements. The financial statements consider all material subsequent events through the date of issuance, in accordance with ASC 855.

Part III – EXHIBITS

Exhibit No.	Description
3.1	Certificate of Limited Partnership of UC Asset LP, Filed previously with our Form 1A on February 12, 2018.
3.2	Limited Partnership Agreement, as amended and reinstated on March 31, 2023, filed previously with our Form 1-K on May 17, 2023
3.3a	SERIES A PREFERRED UNIT CANCELLATION AGREEMENT filed previously with our Form 1-SA on October 11, 2022
3.4	Certificate of Designation of Series B Preferred, as amended and reinstated on March 16, 2025, filed previously with our Form 1-A on May 08, 2025
3.5	Certificate of Designation of Series C Preferred Units dated May 01, 2025, filed previously with our Form 1-A on May 08, 2025
3.5a	Subscription Agreement for Series C Preferred Units as amended on June 24, 2025, filed previously with our Form 1-A-a on June 25, 2025
5.1	Joint Venture Agreement with Vaycaychella Inc dated December 10, 2024, filed previously with our Form 1-A on May 08, 2025
6.3	Lease Agreement between Fire Ranch LLC and AZOP Properties LLC, dated March 15, 2025, filed previously with our Form 1-A on May 08, 2025
6.4	Special Lending Agreement with General Partner, Dated January 20, 2025, filed previously with our Form 1-A on May 08, 2025
11.1	Consent Of Independent Registered Public Accounting Firm (Principal Accountant), filed previously with our Form 1-A on May 08, 2025
11.2	Consent of Jones & Haley, P.C. (contained in Exhibit 12.1), filed previously with our Form 1-A on May 08, 2025
12.1	Opinion of Jones & Haley, P.C., filed previously with our Form 1-A on May 08, 2025
13.1	Test the Water Materials published on UcAsset.com as of and by the filing date

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Circular to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on -July 15, 2025.

UC ASSET LP

By:	UCF ASSET LLC

/s/ Xianghong “Larry” Wu
	Name:	Xianghong “Larry” Wu
	Title:	Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By:	(s) Xianghong “Larry” Wu
Name:	Xianghong “Larry” Wu
Title:	Principal Executive Officer, Principal Financial Officer, Principal accounting officer, and the Majority Member of its General Partner (governing body).
July 15, 2025

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